FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2020

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

extra
mini
ASSAÍ ATACADISTA
éxito

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

GPA
For the power of choice

multivarejo ASSAÍ ATACADISTA grupo éxito

minuto
Pão de Açúcar
Pão de Açúcar
COMPRE BEM

A free translation from Portuguese into English of Independent Auditor’s Report on Review of Quarterly Financial Information

Independent auditor’s review report on quarterly information

To the Shareholders, Directors and Officers

Companhia Brasileira de Distribuição

São Paulo – SP – Brazil

Introduction

We have reviewed the accompanying individual and consolidated interim financial information, contained in the Quarterly Information Form (ITR) of Companhia Brasileira de Distribuição for the quarter ended March 31, 2020, comprising the statement of financial position as of March 31, 2020 and the related statements of profit or loss, of comprehensive income, of changes in equity and of cash flows for the three-month period then ended, including the explanatory notes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with Accounting Pronouncement NBC TG 21 - Interim Financial Reporting and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the fair presentation of this information in conformity with the rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the Quarterly Information Form (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the quarterly information referred to above are not prepared, in all material respects, in accordance with NBC TG 21 and IAS 34 applicable to the preparation of Quarterly Information Form (ITR), and presented consistently with the rules issued by the Brazilian Securities and Exchange Commission (CVM).

Emphasis of matter

Restatement of corresponding figures

As mentioned in Note 4.1, due the adoption of the accounting pronouncement NBC TG 06 and IFRS 16 – Leases, the corresponding individual and consolidated figures related to the  interim financial information comprising the statements of profit or loss and cash flows  for the three-month period ended March 31, 2019, presented for comparison purposes, were adjusted and restated as required by NBC TG 23 (Accounting Policies, Changes in Accounting Estimates and Error Correction). Our conclusion is not modified in respect of this matter.

Other matters

Statements of value added

The abovementioned quarterly information include the individual and consolidated statements of value added (SVA) for the three-month period ended March 31, 2020, prepared under the Company’s Management responsibility and presented as supplementary information by IAS 34. These statements have been subject to review procedures performed together with the review of the quarterly information, with the objective  to conclude whether they are reconciled to the interim financial information and the accounting records, as applicable, and if its format and content are in accordance with the criteria set forth by NBC TG 09 – Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, consistently with the overall individual and consolidated interim financial information.

São Paulo, May 13, 2020.

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP034519/O-6

Antonio Humberto Barros dos Santos

Accountant CRC-1SP161745/O-3

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ITR – Interim Financial Information – March 31,2020 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Company Information

Capital Composition	5
Individual Interim Financial Information
Balance Sheet – Assets	6
Balance Sheet – Liabilities	7
Statement of Operations	8
Statement of Comprehensive Income	9
Statement of Cash Flows	10
Statement of Changes in Shareholders’ Equity
1/1/2020 to 3/31/2020	11
1/1/2019 to 3/31/2019	12
Statement of Value Added	13
Consolidated Interim Financial Information
Balance Sheet – Assets	14
Balance Sheet – Liabilities	15
Statement of Operations	16
Statement of Comprehensive Income	17
Statement of Cash Flows	18
Statement of Changes in Shareholders’ Equity
1/1/2020 to 3/31/2020	20
1/1/2019 to 3/31/2019	21
Statement of Value Added	22
Comments on the Company`s Performance	23
Notes to the Interim Financial Information	40

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ITR – Interim Financial Information – March 31,2020 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Number of Shares (thousand)	Current Quarter 3/31/2020
Share Capital
Common	268,046
Preferred	0
Total	268,046
Treasury Shares
Common	239
Preferred	0
Total	239

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ITR – Interim Financial Information – March 31,2020 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Balance Sheet - Assets

R$ (in thousands)
Code	Description	Current Quarter 03/31/2020	Previous Year 12/31/2019
1	Total Assets	31,410,000	29,660,000
1.01	Current Assets	8,512,000	7,491,000
1.01.01	Cash and Cash Equivalents	2,321,000	2,863,000
1.01.03	Accounts Receivable	707,000	424,000
1.01.03.01	Trade Receivables	579,000	256,000
1.01.03.02	Other Receivables	128,000	168,000
1.01.04	Inventories	3,817,000	3,358,000
1.01.06	Recoverable Taxes	535,000	516,000
1.01.08	Other Current Assets	1,132,000	330,000
1.01.08.01	Assets Held for Sale	574,000	171,000
1.01.08.03	Other	558,000	159,000
1.01.08.03.01	Financial Instruments - Derivatives	282,000	45,000
1.01.08.03.02	Others assets	276,000	114,000
1.02	Noncurrent Assets	22,898,000	22,169,000
1.02.01	Long-term Assets	3,618,000	3,158,000
1.02.01.04	Accounts Receivable	153,000	157,000
1.02.01.04.01	Trade receivables, net	0	1,000
1.02.01.04.02	Other accounts receivable	153,000	156,000
1.02.01.07	Deferred Taxes	336,000	285,000
1.02.01.09	Receivables from related parties	510,000	248,000
1.02.01.10	Other Noncurrent Assets	2,619,000	2,468,000
1.02.01.10.04	Recoverable Taxes	1,887,000	1,735,000
1.02.01.10.05	Restricted deposits for legal proceedings	637,000	639,000
1.02.01.10.06	Financial Instruments - Fair Value Hegde	2,000	2,000
1.02.01.10.07	Other Noncurrent Assets	93,000	92,000
1.02.02	Investments	8,450,000	7,750,000
1.02.02.01	Investments in Associates	8,450,000	7,750,000
1.02.02.01.02	Investments in Subsidiaries	8,450,000	7,750,000
1.02.03	Property and Equipment, Net	8,897,000	9,352,000
1.02.03.01	Property and Equipment in Use	5,280,000	5,774,000
1.02.03.02	Leased Properties	3,617,000	3,578,000
1.02.04	Intangible Assets, net	1,933,000	1,909,000
1.02.04.01	Intangible Assets	1,933,000	1,909,000
1.02.04.01.02	Intangible Assets	1,334,000	1,296,000
1.02.04.01.03	Intangible Right-of-use	599,000	613,000

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ITR – Interim Financial Information – March 31,2020 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Balance Sheet - Liabilities

R$ (in thousands)
Code	Description	Current Quarter 03/31/2020	Previous Year 12/31/2019
2	Total Liabilities	31,410,000	29,660,000
2.01	Current Liabilities	9,288,000	9,218,000
2.01.01	Payroll and Related Taxes	441,000	392,000
2.01.02	Trade payables, net	4,073,000	5,022,000
2.01.03	Taxes and Contributions Payable	216,000	203,000
2.01.04	Borrowings and Financing	3,068,000	2,016,000
2.01.05	Other Liabilities	1,490,000	1,585,000
2.01.05.01	Payables to Related Parties	209,000	234,000
2.01.05.02	Other	1,281,000	1,351,000
2.01.05.02.01	Dividends and interest on own capital	156,000	156,000
2.01.05.02.07	Pass-through to Third Parties	11,000	10,000
2.01.05.02.08	Financing Related to Acquisition of Assets	53,000	127,000
2.01.05.02.09	Deferred Revenue	45,000	60,000
2.01.05.02.12	Other Accounts Payable	512,000	465,000
2.01.05.02.17	Lease Liability	504,000	533,000
2.02	Noncurrent Liabilities	10,871,000	9,502,000
2.02.01	Borrowings and Financing	4,559,000	3,356,000
2.02.02	Other Liabilities	5,344,000	5,182,000
2.02.02.02	Others	5,344,000	5,182,000
2.02.02.02.03	Taxes payable in installments	348,000	376,000
2.02.02.02.07	Other Accounts Payable	28,000	33,000
2.02.02.02.08	Provision for Losses on Investments in Associates	561,000	385,000
2.02.02.02.09	Lease Liability	4,407,000	4,388,000
2.02.04	Provisions	946,000	940,000
2.02.06	Deferred Revenue	22,000	24,000
2.03	Shareholders’ Equity	11,251,000	10,940,000
2.03.01	Share Capital	6,859,000	6,857,000
2.03.02	Capital Reserves	456,000	447,000
2.03.02.04	Stock Option	449,000	440,000
2.03.02.07	Capital Reserve	7,000	7,000
2.03.04	Earnings Reserve	3,588,000	3,529,000
2.03.04.01	Legal Reserve	556,000	556,000
2.03.04.05	Earnings Retention Reserve	230,000	230,000
2.03.04.07	Tax Incentive Reserve	58,000	58,000
2.03.04.10	Expansion Reserve	2,916,000	2,916,000
2.03.04.12	Transactions with non-controlling interests	-22,000	-81,000
2.03.04.14	Settlement of Equity Instrument	-150,000	-150,000
2.03.05	Retained Earnings/ Accumulated Losses	-143,000	0
2.03.08	Other comprehensive income	491,000	107,000

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ITR – Interim Financial Information – March 31,2020 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Statement of Operations

R$ (in thousands)
Code	Description	Year to date current period 01/01/2020 to 03/31/2020	Year to date previous period 01/01/2019 to 03/31/2019
3.01	Net operating revenue	6,503,000	6,236,000
3.02	Cost of sales	-4,850,000	-4,430,000
3.03	Gross Profit	1,653,000	1,806,000
3.04	Operating Income/Expenses	-1,604,000	-1,446,000
3.04.01	Selling Expenses	-1,079,000	-1,139,000
3.04.02	General and administrative expenses	-150,000	-185,000
3.04.05	Other Operating Expenses	-419,000	-279,000
3.04.05.01	Depreciation and Amortization	-254,000	-229,000
3.04.05.03	Other operating expenses, net	-165,000	-50,000
3.04.06	Share of Profit of associates	44,000	157,000
3.05	Profit from operations before net financial expenses	49,000	360,000
3.06	Net Financial expenses	-227,000	-250,000
3.07	Income (loss) before income tax and social contribution	-178,000	110,000
3.08	Income tax and social contribution	54,000	55,000
3.08.01	Current	1,000	-8,000
3.08.02	Deferred	53,000	63,000
3.09	Net Income from continued operations	-124,000	165,000
3.10	Net Income (loss) from discontinued operations	-6,000	-39,000
3.10.01	Net Income (loss) from Discontinued Operations	-6,000	-39,000
3.11	Net Income for the period	-130,000	126,000
3.99.01	Basic Earnings per Share	0	0
3.99.01.01	ON	-0,48547	0,47259
3.99.01.02	PN	0,00000	0,00000
3.99.02	Diluted Earnings per Share	0	0
3.99.02.01	ON	-0,48547	0,47076
3.99.02.02	PN	0,00000	0,00000

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ITR – Interim Financial Information – March 31,2020 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Statement of Comprehensive Income

R$ (in thousands)
Code	Description	Year to date current period 01/01/2020 to 03/31/2020	Year to date previous period 01/01/2019 to 03/31/2019
4.01	Net income for the Period	-130,000	126,000
4.02	Other Comprehensive Income	372,000	-7,000
4.02.02	Foreign Currency Translation	379,000	1,000
4.02.04	Fair Value of Trade Receivables	0	-17,000
4.02.05	Cash Flow Hedge	-4,000	0
4.02.06	Income Tax Related to Other Comprehensive Income	-1,000	9,000
4.02.08	Other Comprehensive Income	-2,000	0
4.03	Total Comprehensive Income for the Period	242,000	119,000

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ITR – Interim Financial Information – March 31,2020 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Statement of Cash Flows - Indirect Method

R$ (in thousands)
Code	Description	Year to date current period 01/01/2020 to 03/31/2020	Year to date previous period 01/01/2019 to 03/31/2019
6.01	Net Cash Operating Activities	-1,932,000	-2,110,000
6.01.01	Cash Provided by the Operations	330,000	501,000
6.01.01.01	Net Income for the Period	-130,000	126,000
6.01.01.02	Deferred Income Tax and Social Contribution (Note 20)	-53,000	-47,000
6.01.01.03	Gain (Losses) on Disposal of Property and equipments	29,000	37,000
6.01.01.04	Depreciation/Amortization	286,000	259,000
6.01.01.05	Interest and Inflation Adjustments	238,000	243,000
6.01.01.07	Share of Profit (Loss) of Subsidiaries and Associates (Note 12)	-44,000	-157,000
6.01.01.08	Provision for	24,000	38,000
6.01.01.10	Share-based Payment	9,000	13,000
6.01.01.11	Allowance for Doubtful Accounts (Note 7.1)	6,000	1,000
6.01.01.13	Allowance for obsolescence and damages (Note 9.1)	8,000	-1,000
6.01.01.14	Other Operating Expenses	0	14,000
6.01.01.15	Deferred Revenue	-21,000	-3,000
6.01.01.16	Loss or gain on lease liabilities	-22,000	-22,000
6.01.02	Changes in Assets and Liabilities	-2,262,000	-2,611,000
6.01.02.01	Accounts Receivable	-331,000	-355,000
6.01.02.02	Inventories	-467,000	125,000
6.01.02.03	Recoverable Taxes	-173,000	-93,000
6.01.02.04	Other Assets	-118,000	-119,000
6.01.02.05	Related Parties	-284,000	-35,000
6.01.02.06	Restricted Deposits for Legal Proceeding	2,000	-11,000
6.01.02.07	Trade Payables	-949,000	-2,064,000
6.01.02.08	Payroll and Related Taxes	48,000	-15,000
6.01.02.09	Taxes and Social Contributions Payable	-16,000	-67,000
6.01.02.10	Payments of provision for risk	-31,000	-16,000
6.01.02.11	Deferred Revenue	5,000	0
6.01.02.12	Other Payables	41,000	-7,000
6.01.02.13	Income Tax and Social contribution,paid	0	-4,000
6.01.02.15	Received Dividends and Interest on own capital	11,000	50,000
6.02	Net Cash of Investing Activities	-268,000	-211,000
6.02.02	Acquisition of Property and Equipment (Note 15.2)	-243,000	-194,000
6.02.03	Increase in Intangible Assets (Note 16.2)	-26,000	-18,000
6.02.04	Sales of Property and Equipment	1,000	1,000
6.03	Net Cash of Financing Activities	1,658,000	980,000
6.03.01	Capital Increase	2,000	0
6.03.02	Proceeds from Borrowings and Financing (Note 17.2)	1,989,000	1,299,000
6.03.03	Payments of Borrowings and Financing (Note 17.2)	-59,000	-440,000
6.03.07	Acquisition of companies	0	-19,000
6.03.08	Transactions with Non-controlling Interest	0	403,000
6.03.09	Payment of lease liability	-274,000	-263,000
6.05	Increase (Decrease) in Cash and Cash Equivalents	-542,000	-1,341,000
6.05.01	Cash and Cash Equivalents at the Beginning of the Period	2,863,000	2,935,000
6.05.02	Cash and Cash Equivalents at the End of the Period	2,321,000	1,594,000

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ITR – Interim Financial Information – March 31,2020 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2020 to 03/31/2020

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserve	Retained Earnings /Accumulated Losses	Other comprehensive income	Shareholders' Equity
5.01	Opening balance	6,857,000	447,000	3,529,000	0	107,000	10,940,000
5.03	Adjusted opening balance	6,857,000	447,000	3,529,000	0	107,000	10,940,000
5.04	Capital Transactions with Shareholders	2,000	9,000	0	-1,000	0	10,000
5.04.01	Capital Increases	2,000	0	0	0	0	2,000
5.04.03	Share based expenses	0	7,000	0	0	0	7,000
5.04.08	Share based expenses of Subsidiaries	0	2,000	0	0	0	2,000
5.04.11	Éxito subsidiary donations	0	0	0	-1,000	0	-1,000
5.05	Total Comprehensive Income	0	0	0	-142,000	384,000	242,000
5.05.01	Net Income for the Period	0	0	0	-130,000	0	-130,000
5.05.02	Other Comprehensive Income	0	0	0	-12,000	384,000	372,000
5.05.02.04	Foreign currency translation	0	0	0	-12,000	391,000	379,000
5.05.02.06	Defined benefit plan	0	0	0	0	-2,000	-2,000
5.05.02.08	Cash Flow Hedge	0	0	0	0	-4,000	-4,000
5.05.02.09	Income taxes related to other comprehensive income	0	0	0	0	-1,000	-1,000
5.06	Internal Changes of Shareholders’ Equity	0	0	59,000	0	0	59,000
5.06.05	Transactions with Non-controlling Interests	0	0	59,000	0	0	59,000
5.07	Closing Balance	6,859,000	456,000	3,588,000	-143,000	491,000	11,251,000

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ITR – Interim Financial Information – March 31,2020 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2019 to 03/31/2019

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserve	Retained Earnings /Accumulated Losses	Other comprehensive Income	Shareholders' Equity
5.01	Opening balance	6,825,000	413,000	3,062,000	0	-66,000	10,234,000
5.03	Adjusted opening balance	6,825,000	413,000	3,062,000	0	-66,000	10,234,000
5.04	Capital Transactions with Shareholders	0	13,000	-137,000	0	0	-124,000
5.04.03	Share based expenses	0	10,000	0	0	0	10,000
5.04.07	Interest on own Capital	0	0	-137,000	0	0	-137,000
5.04.08	Share based expenses of Subsidiaries	0	3,000	0	0	0	3,000
5.05	Total Comprehensive Income	0	0	0	126,000	-7,000	119,000
5.05.01	Net Income for the Period	0	0	0	126,000	0	126,000
5.05.02	Other Comprehensive Income	0	0	0	0	-7,000	-7,000
5.05.02.04	Foreign currency translation	0	0	0	0	1,000	1,000
5.05.02.07	Fair value of trade receivables	0	0	0	0	-17,000	-17,000
5.05.02.09	Income Tax Related to Other Comprehensive Income	0	0	0	0	9,000	9,000
5.06	Internal Changes of Shareholders’ Equity	0	0	53,000	0	0	53,000
5.06.05	Transactions with Non-controlling Interests	0	0	53,000	0	0	53,000
5.07	Closing Balance	6,825,000	426,000	2,978,000	126,000	-73,000	10,282,000

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ITR – Interim Financial Information – March 31,2020 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Statement of Value Added

R$ (in thousands)
Code	Description	Year to date current period 01/01/2020 to 03/31/2020	Year to date previous period 01/01/2019 to 03/31/2019
7.01	Revenues	7,066,000	6,780,000
7.01.01	Sales of Goods, Products and Services	7,062,000	6,769,000
7.01.02	Other Revenues	6,000	12,000
7.01.04	Allowance for/Reversal of Doubtful Accounts	-2,000	-1,000
7.02	Products Acquired from Third Parties	-5,511,000	-5,331,000
7.02.01	Costs of Products, Goods and Services Sold	-4,675,000	-4,514,000
7.02.02	Materials, Energy, Outsourced Services and Other	-836,000	-817,000
7.03	Gross Value Added	1,555,000	1,449,000
7.04	Retention	-286,000	-259,000
7.04.01	Depreciation and Amortization	-286,000	-259,000
7.05	Net Value Added Produced	1,269,000	1,190,000
7.06	Value Added Received in Transfer	109,000	133,000
7.06.01	Share of Profit of Subsidiaries and Associates	44,000	157,000
7.06.02	Financial Revenue	71,000	15,000
7.06.03	Other	-6,000	-39,000
7.07	Total Value Added to Distribute	1,378,000	1,323,000
7.08	Distribution of Value Added	1,378,000	1,323,000
7.08.01	Personnel	828,000	725,000
7.08.01.01	Direct Compensation	475,000	478,000
7.08.01.02	Benefits	152,000	137,000
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	49,000	46,000
7.08.01.04	Other	152,000	64,000
7.08.02	Taxes, Fees and Contributions	368,000	191,000
7.08.02.01	Federal	144,000	38,000
7.08.02.02	State	154,000	83,000
7.08.02.03	Municipal	70,000	70,000
7.08.03	Value Distributed to Providers of Capital	312,000	281,000
7.08.03.01	Interest	306,000	280,000
7.08.03.02	Rentals	6,000	1,000
7.08.04	Value Distributed to Shareholders	-130,000	126,000
7.08.04.01	Interest on shareholders' equity	0	137,000
7.08.04.03	Retained Earnings/ Accumulated Losses for the Period	-130,000	-11,000

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Consolidated Interim Financial Information /Balance Sheet - Assets

R$ (in thousands)
Code	Description	Current Quarter 03/31/2020	Previous Year 12/31/2019
1	Total Assets	59,601,000	57,991,000
1.01	Current Assets	20,641,000	19,892,000
1.01.01	Cash and Cash Equivalents	6,152,000	7,954,000
1.01.03	Accounts Receivable	1,291,000	1,108,000
1.01.03.01	Trade Receivables	980,000	727,000
1.01.03.02	Other Receivables	311,000	381,000
1.01.04	Inventories	9,701,000	8,625,000
1.01.06	Recoverable Taxes	1,482,000	1,627,000
1.01.08	Other Current Assets	2,015,000	578,000
1.01.08.01	Assets Held for Sale	1,034,000	218,000
1.01.08.03	Other	981,000	360,000
1.01.08.03.01	Financial Instruments - Derivatives	433,000	73,000
1.01.08.03.02	Others assets	15,000	0
1.01.08.03.03	Others assets	533,000	287,000
1.02	Noncurrent Assets	38,960,000	38,099,000
1.02.01	Long-term Assets	4,849,000	4,338,000
1.02.01.04	Accounts Receivable	173,000	193,000
1.02.01.04.01	Trade receivables, net	0	1,000
1.02.01.04.02	Other accounts receivable	173,000	192,000
1.02.01.07	Deferred Taxes	421,000	354,000
1.02.01.09	Receivables from related parties	100,000	104,000
1.02.01.10	Other Noncurrent Assets	4,155,000	3,687,000
1.02.01.10.04	Recoverable Taxes	3,167,000	2,702,000
1.02.01.10.05	Restricted deposits for legal proceedings	794,000	795,000
1.02.01.10.06	Financial Instruments - Fair Value Hegde	13,000	13,000
1.02.01.10.07	Other Noncurrent Assets	181,000	177,000
1.02.02	Investments	3,817,000	3,612,000
1.02.02.01	Investments in Associates	764,000	749,000
1.02.02.02	Investment properties	3,053,000	2,863,000
1.02.03	Property and Equipment, Net	22,600,000	22,709,000
1.02.03.01	Property and Equipment in Use	15,336,000	15,638,000
1.02.03.02	Leased Properties	7,264,000	7,071,000
1.02.04	Intangible Assets, net	7,694,000	7,440,000
1.02.04.01	Intangible Assets	7,694,000	7,440,000
1.02.04.01.02	Intangible Assets	6,874,000	6,604,000
1.02.04.01.03	Intangible Right-of-use	820,000	836,000

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Consolidated Interim Financial Information / Balance Sheet - Liabilities

R$ (in thousands)
Code	Description	Current Quarter 03/31/2020	Previous Year 12/31/2019
2	Total Liabilities	59,601,000	57,991,000
2.01	Current Liabilities	22,422,000	23,135,000
2.01.01	Payroll and Related Taxes	1,031,000	980,000
2.01.02	Trade payables, net	12,038,000	14,887,000
2.01.03	Taxes and Contributions Payable	648,000	531,000
2.01.04	Borrowings and Financing	5,571,000	3,488,000
2.01.05	Other Liabilities	3,134,000	3,249,000
2.01.05.01	Payables to Related Parties	191,000	215,000
2.01.05.02	Other	2,943,000	3,034,000
2.01.05.02.01	Dividends and interest on own capital	228,000	168,000
2.01.05.02.07	Pass-through to Third Parties	91,000	164,000
2.01.05.02.08	Financing Related to Acquisition of Assets	133,000	231,000
2.01.05.02.09	Deferred Revenue	292,000	365,000
2.01.05.02.11	Other Payables	526,000	466,000
2.01.05.02.12	Other Accounts Payable	753,000	703,000
2.01.05.02.17	Lease liability	920,000	937,000
2.02	Noncurrent Liabilities	23,270,000	21,345,000
2.02.01	Borrowings and Financing	12,233,000	10,706,000
2.02.02	Other Liabilities	8,935,000	8,560,000
2.02.02.02	Others	8,935,000	8,560,000
2.02.02.02.03	Taxes payable in installments	349,000	376,000
2.02.02.02.07	Other Accounts Payable	64,000	68,000
2.02.02.02.08	Provision for Losses on Investments in Associates	561,000	386,000
2.02.02.02.09	Lease Liability	7,961,000	7,730,000
2.02.03	Deferred taxes	766,000	748,000
2.02.04	Provisions	1,313,000	1,305,000
2.02.06	Deferred Revenue	23,000	26,000
2.03	Shareholders’ Equity	13,909,000	13,511,000
2.03.01	Share Capital	6,859,000	6,857,000
2.03.02	Capital Reserves	456,000	447,000
2.03.02.04	Stock Option	449,000	440,000
2.03.02.07	Capital Reserve	7,000	7,000
2.03.04	Earnings Reserve	3,588,000	3,529,000
2.03.04.01	Legal Reserve	556,000	556,000
2.03.04.05	Earnings Retention Reserve	230,000	230,000
2.03.04.07	Tax Incentive Reserve	58,000	58,000
2.03.04.10	Expansion Reserve	2,916,000	2,916,000
2.03.04.12	Transactions with non-controlling interests	-22,000	-81,000
2.03.04.14	Settlement of Equity Instrument	-150,000	-150,000
2.03.05	Retained Earnings/ Accumulated Losses	-143,000	0
2.03.08	Other comprehensive income	491,000	107,000
2.03.09	Non-Controlling interests	2,658,000	2,571,000

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Consolidated Interim Financial Information / Statement of Operations

R$ (in thousands)
Code	Description	Year to date current period 01/01/2020 to 03/31/2020	Year to date previous period 01/01/2019 to 03/31/2019
3.01	Net operating revenue	19.682.000	12.709.000
3.02	Cost of sales	-15.526.000	-9.912.000
3.03	Gross Profit	4.156.000	2.797.000
3.04	Operating Income/Expenses	-3.842.000	-2.344.000
3.04.01	Selling Expenses	-2.459.000	-1.683.000
3.04.02	General and administrative expenses	-501.000	-269.000
3.04.05	Other Operating Expenses	-816.000	-374.000
3.04.05.01	Depreciation and Amortization	-543.000	-325.000
3.04.05.03	Other operating expenses, net	-273.000	-49.000
3.04.06	Share of Profit of associates	-66.000	-18.000
3.05	Profit from operations before net financial expenses	314.000	453.000
3.06	Net Financial expenses	-426.000	-302.000
3.07	Income (loss) before income tax and social contribution	-112.000	151.000
3.08	Income tax and social contribution	9.000	-15.000
3.08.01	Current	-93.000	-109.000
3.08.02	Deferred	102.000	94.000
3.09	Net Income from continued operations	-103.000	136.000
3.10	Net Income (loss) from discontinued operations	-6.000	54.000
3.10.01	Net Income (loss) from Discontinued Operations	-6.000	54.000
3.11	Net Income for the period	-109.000	190.000
3.11.01	Attributable to Controlling Shareholders	-130.000	126.000
3.11.02	Attributable to Non-controlling Shareholders	21.000	64.000
3.99.01	Basic Earnings per Share	-	-
3.99.01.01	ON	-0,48547	0,47259
3.99.01.02	PN	0,00000	0,00000
3.99.02	Diluted Earnings per Share	-	-
3.99.02.01	ON	-0,48547	0,47076
3.99.02.02	PN	0,00000	0,00000

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Consolidated Interim Financial Information / Statement of Comprehensive Income

R$ (in thousands)
Code	Description	Year to date current period 01/01/2020 to 03/31/2020	Year to date previous period 01/01/2019 to 03/31/2019
4.01	Net income for the Period	-109,000	190,000
4.02	Other Comprehensive Income	499,000	-7,000
4.02.02	Foreign Currency Translation	507,000	1,000
4.02.04	Fair Value of Trade Receivables	0	-27,000
4.02.05	Cash Flow Hedge	-5,000	0
4.02.06	Income Tax Related to Other Comprehensive Income	-1,000	19,000
4.02.08	Other Comprehensive Income	-2,000	0
4.03	Total Comprehensive Income for the Period	390,000	183,000
4.03.01	Attributable to Controlling Shareholders	242,000	119,000
4.03.02	Attributable to Non-Controlling Shareholders	148,000	64,000

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Consolidated Interim Financial Information / Statement of Cash Flows - Indirect Method

R$ (in thousands)

Code	Description	Year to date current period 01/01/2020 to 03/31/2020	Year to date previous period 01/01/2019 to 03/31/2019
6.01	Net Cash Operating Activities	-3,835,000	-4,609,000
6.01.01	Cash Provided by the Operations	647,000	1,133,000
6.01.01.01	Net Income for the Period	-109,000	190,000
6.01.01.02	Deferred Income Tax and Social Contribution (Note 20)	-102,000	11,000
6.01.01.03	Gain (Losses) on Disposal of Property and equipments	114,000	73,000
6.01.01.04	Depreciation/Amortization	604,000	358,000
6.01.01.05	Interest and Inflation Adjustments	387,000	466,000
6.01.01.07	Share of Profit (Loss) of Subsidiaries and Associates (Note 12)	66,000	8,000
6.01.01.08	Provision for Risks	27,000	68,000
6.01.01.09	Provision for Write-off and impairment	0	1,000
6.01.01.10	Share-based Payment	9,000	15,000
6.01.01.11	Allowance for Doubtful Accounts (Note 7.1)	2,000	123,000
6.01.01.13	Allowance for obsolescence and damages (Note 9.1)	0	-13,000
6.01.01.15	Deferred Revenue	-265,000	-122,000
6.01.01.16	Loss or gain on lease liabilities	-86,000	-45,000
6.01.02	Changes in Assets and Liabilities	-4,482,000	-5,742,000
6.01.02.01	Accounts Receivable	-287,000	-725,000
6.01.02.02	Inventories	-920,000	268,000
6.01.02.03	Recoverable Taxes	-329,000	-34,000
6.01.02.04	Other Assets	-116,000	-251,000
6.01.02.05	Related Parties	-11,000	4,000
6.01.02.06	Restricted Deposits for Legal Proceeding	2,000	0
6.01.02.07	Trade Payables	-3,071,000	-4,667,000
6.01.02.08	Payroll and Related Taxes	39,000	-86,000
6.01.02.09	Taxes and Social Contributions Payable	111,000	19,000
6.01.02.10	Payments of provision for risk	-42,000	-189,000
6.01.02.11	Deferred Revenue	178,000	3,000
6.01.02.12	Other Payables	-36,000	-3,000
6.01.02.13	Income Tax and Social contribution,paid	0	-93,000
6.01.02.15	Received Dividends and Interest on own capital	0	12,000
6.02	Net Cash of Investing Activities	-675,000	-615,000
6.02.02	Acquisition of Property and Equipment (Note 15.2)	-625,000	-495,000
6.02.03	Increase in Intangible Assets (Note 16.2)	-47,000	-120,000
6.02.04	Sales of Property and Equipment	3,000	0
6.02.09	Acquisiton of investment property	-6,000	0
6.03	Net Cash of Financing Activities	2,552,000	799,000
6.03.01	Capital Increase	2,000	0
6.03.02	Proceeds from Borrowings and Financing (Note 17.2)	3,310,000	2,734,000
6.03.03	Payments of Borrowings and Financing (Note 17.2)	-321,000	-1,776,000
6.03.05	Payment of Dividends and Interest on own Capital	-17,000	0
6.03.06	Resources obtained from Non-controlling Interest	3,000	0
6.03.07	Acquisition of companies	0	-19,000
6.03.08	Transactions with Non-controlling Interest	0	396,000
6.03.09	Payment of lease liability	-425,000	-536,000
6.04	Exchange rate changes in cash and cash equivalents	156,000	0
6.05	Increase (Decrease) in Cash and Cash Equivalents	-1,802,000	-4,425,000
6.05.01	Cash and Cash Equivalents at the Beginning of the Period	7,954,000	8,080,000
6.05.02	Cash and Cash Equivalents at the End of the Period	6,152,000	3,655,000

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Consolidated Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2020 to 03/31/2020

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserves	Retained Earnings/ Accumulated Losses	Other comprehensive Income	Shareholders' Equity	Non-Controlling Interest	Consolidated Shareholders' Equity
5.01	Opening balance	6,857,000	447,000	3,529,000	0	107,000	10,940,000	2,571,000	13,511,000
5.03	Adjusted opening balance	6,857,000	447,000	3,529,000	0	107,000	10,940,000	2,571,000	13,511,000
5.04	Capital Transactions with Shareholders	2,000	9,000	0	-1,000	0	10,000	-62,000	-52,000
5.04.01	Capital Increases	2,000	0	0	0	0	2,000	0	2,000
5.04.03	Share based expenses	0	7,000	0	0	0	7,000	0	7,000
5.04.06	Dividends	0	0	0	0	0	0	-62,000	-62,000
5.04.08	Share based expenses of Subsidiaries	0	2,000	0	0	0	2,000	0	2,000
5.04.11	Éxito subsidiary donations	0	0	0	-1,000	0	-1,000	0	-1,000
5.05	Total Comprehensive Income	0	0	0	-142,000	384,000	242,000	148,000	390,000
5.05.01	Net Income for the Period	0	0	0	-130,000	0	-130,000	21,000	-109,000
5.05.02	Other Comprehensive Income	0	0	0	-12,000	384,000	372,000	127,000	499,000
5.05.02.04	Foreign currency translation	0	0	0	-12,000	391,000	379,000	128,000	507,000
5.05.02.06	Defined benefit plan	0	0	0	0	-2,000	-2,000	0	-2,000
5.05.02.08	Cash Flow Hedge	0	0	0	0	-4,000	-4,000	-1,000	-5,000
5.05.02.09	Income taxes related to other comprehensive income	0	0	0	0	-1,000	-1,000	0	-1,000
5.06	Internal Changes of Shareholders’ Equity	0	0	59,000	0	0	59,000	1,000	60,000
5.06.05	Transactions with Non-controlling Interests	0	0	59,000	0	0	59,000	1,000	60,000
5.07	Closing Balance	6,859,000	456,000	3,588,000	-143,000	491,000	11,251,000	2,658,000	13,909,000

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Consolidated Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2019 to 03/31/2019

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserves	Retained Earnings/ Accumulated Losses	Other comprehensive Income	Shareholders' Equity	Non-Controlling Interest	Consolidated Shareholders' Equity
5.01	Opening balance	6,825,000	413,000	3,062,000	0	-66,000	10,234,000	2,925,000	13,159,000
5.03	Adjusted opening balance	6,825,000	413,000	3,062,000	0	-66,000	10,234,000	2,925,000	13,159,000
5.04	Capital Transactions with Shareholders	0	13,000	-137,000	0	0	-124,000	2,000	-122,000
5.04.03	Share based expenses	0	10,000	0	0	0	10,000	0	10,000
5.04.07	Interest on own Capital	0	0	-137,000	0	0	-137,000	0	-137,000
5.04.08	Share based expenses of Subsidiaries	0	3,000	0	0	0	3,000	2,000	5,000
5.05	Total Comprehensive Income	0	0	0	126,000	-7,000	119,000	64,000	183,000
5.05.01	Net Income for the Period	0	0	0	126,000	0	126,000	64,000	190,000
5.05.02	Other Comprehensive Income	0	0	0	0	-7,000	-7,000	0	-7,000
5.05.02.04	Foreign currency translation	0	0	0	0	1,000	1,000	0	1,000
5.05.02.07	Fair value of trade receivables	0	0	0	0	-17,000	-17,000	-10,000	-27,000
5.05.02.09	Income taxes related to other comprehensive income	0	0	0	0	9,000	9,000	10,000	19,000
5.06	Internal Changes of Shareholders’ Equity	0	0	53,000	0	0	53,000	293,000	346,000
5.06.05	Transactions with Non-controlling Interests	0	0	53,000	0	0	53,000	293,000	346,000
5.07	Closing Balance	6,825,000	426,000	2,978,000	126,000	-73,000	10,282,000	3,284,000	13,566,000

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Consolidated Interim Financial Information / Statement of Value Added

R$ (in thousands)

Code	Description	Year to date current period 01/01/2020 to 03/31/2020	Year to date previous period 01/01/2019 to 03/31/2019
7.01	Revenues	21,637,000	13,842,000
7.01.01	Sales of Goods, Products and Services	21,644,000	13,828,000
7.01.02	Other Revenues	-1,000	15,000
7.01.04	Allowance for/Reversal of Doubtful Accounts	-6,000	-1,000
7.02	Products Acquired from Third Parties	-17,556,000	-11,289,000
7.02.01	Costs of Products, Goods and Services Sold	-15,839,000	-10,169,000
7.02.02	Materials, Energy, Outsourced Services and Other	-1,717,000	-1,120,000
7.03	Gross Value Added	4,081,000	2,553,000
7.04	Retention	-604,000	-358,000
7.04.01	Depreciation and Amortization	-604,000	-358,000
7.05	Net Value Added Produced	3,477,000	2,195,000
7.06	Value Added Received in Transfer	127,000	62,000
7.06.01	Share of Profit of Subsidiaries and Associates	-66,000	-18,000
7.06.02	Financial Revenue	199,000	26,000
7.06.03	Other	-6,000	54,000
7.07	Total Value Added to Distribute	3,604,000	2,257,000
7.08	Distribution of Value Added	3,604,000	2,257,000
7.08.01	Personnel	1,821,000	1,073,000
7.08.01.01	Direct Compensation	1,219,000	713,000
7.08.01.02	Benefits	306,000	224,000
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	74,000	65,000
7.08.01.04	Other	222,000	71,000
7.08.01.04.01	Profit (cost) sharing	222,000	71,000
7.08.02	Taxes, Fees and Contributions	1,244,000	639,000
7.08.02.01	Federal	200,000	364,000
7.08.02.02	State	921,000	194,000
7.08.02.03	Municipal	123,000	81,000
7.08.03	Value Distributed to Providers of Capital	648,000	355,000
7.08.03.01	Interest	633,000	345,000
7.08.03.02	Rentals	15,000	10,000
7.08.04	Value Distributed to Shareholders	-109,000	190,000
7.08.04.01	Interest on shareholders' equity	0	137,000
7.08.04.03	Retained Earnings/ Accumulated Losses for the Period	-130,000	-11,000
7.08.04.04	Noncontrolling Interest in Retained Earnings	21,000	64,000

São Paulo, May 13, 2020 – GPA [B3: PCAR3; NYSE: CBD] announces its results for the 1st quarter of 2020 (1Q20). All comparisons are with the same period in 2019, except where stated otherwise. In addition, starting from 2019, results include the effects of IFRS 16/CPC 06 (R2) – Leases, which eliminates the distinction between operating and financial leases and requires the recognition of a financial asset and liability related to future leases discounted at present value for virtually all lease agreements of our stores. GPA acquired 96.57% of the capital stock of Éxito on November 27, 2019 and hence Éxito’s results were fully consolidated in the 1Q20 results.

1Q20 EARNINGS RELEASE

Comments below refer to numbers before the application of IFRS 16, except unless otherwise indicated. The Grupo Éxito’s operations related to 1Q20 are included in GPA’s consolidated results. The variations vs 1Q19 are for comparison purposes only.

Operating and Financial Performance

Consolidated gross sales revenue of R$ 21.6 billion in 1Q20, +56.5% in total sales and +15.0% pro forma[1], with strong growth across all operations of the group. Sales grew significantly in all formats since the onset of the pandemic, confirming the effectiveness and strong adherence of the models to clients’ needs;

●       GPA Brazil[2]: R$ 15.9 billion, a significant increase of 15.0%, growth significantly above the competition, +23.8% in total sales, which resulted in the largest increase in penetration in SP households in the sector (+190 bps vs 1Q19), confirming the strengthening of this business model and its successful expansion (with record store openings: 40 stores in 2018 and 2019, which already account for 25% of the banner’s sales). In addition, the strong resumption of growth at Multivarejo deserves mention, with total sales growing 6.1%, driven by growth in all formats due to the maturation of the portfolio, which was optimized in last year, and the successful commercial dynamics in the quarter;

●       Grupo Éxito: R$ 5.7 billion, significant growth of 14.5% pro forma, highlighting the performance of the innovative formats such as Wow (+15%), FreshMarket (+25%), Surtimayorista (+14%) and growth of e-commerce;

Consolidated gross profit came to R$4.1 billion in 1Q20, +48.5% vs. 1Q19 and +4.6% pro forma, with gross margin of 21.1%, reflecting the excellent performance of the operation in Brazil and the first consolidation of the Grupo Éxito’s operation;

●      GPA Brazil[2]: R$ 2.9 billion, +4.1% vs. 1Q19, with margin of 20.0%, driven by the accelerated maturation of the new Assaí stores, which added 30 bps vs. 1Q19, as well as the strong recovery of Multivarejo (significant increase of 110 bps vs. 4Q19), with operational improvements resulting from the successful commercial management during the quarter;

●      Grupo Éxito: R$ 1.2 billion, +5.6% vs. 1Q19 pro forma, with a significant margin of 24.4%, in line with the Company’s expectations, ensuring strong competitiveness in the countries where the group operates;

Consolidated Adjusted EBITDA came to R$ 1.2 billion, up 38.3% from 1Q19 and +2.0% pro forma, with margin of 6.1%, confirming the positive trend in the Brazil operations and the first consolidation of the Grupo Éxito’s operation;

●       GPA Brazil[2]: R$ 988 million, up 9.6% from 1Q19, and margin of 6.8%, driven by the solid performance of Assaí and strong recovery by Multivarejo which, besides streamlining its operations, reduced its SG&A significantly by 5.7%;

●       Grupo Éxito: R$ 289 million, down 5.8% from 1Q19, and margin of 5.7%, driven by the continuous control of expenses, despite the challenging scenario.

Leverage

●         Net debt/EBITDA[3] ratio of 2.5x, with deleveraging expected in the coming quarters through operating cash flows and opportunities for potential monetization of mature and non-core assets of approximately R$ 3.3 billion.

●        The Company ended 1Q20 with a solid financial position, consisting of R$6.1 billion in cash, equivalent to 120% of its short-term debt (vs. 103% in 1Q19). In addition, the portfolio of unsold receivables totaled R$ 433 million, and we further strengthened cash balance through a new credit line contracted at the end of April, for a total of R$ 500 million, with a two-year maturity, demonstrating an adequate level of liquidity in view of the Company's future obligations.

Capex

●        Investments of GPA Consolidated came to R$ 673 million in the quarter. In line with the strategy to strengthen the portfolio, one Assaí store, one Minuto Pão de Açúcar store, one gas station and two Surtimayorista stores in Colombia were inaugurated during the quarter.

●        The Company reaffirms its expansion and optimization plan; however, due to the pandemic scenario, a few changes in deadlines or postponements may occur. Currently, 17 Assaí stores (three conversions) are under construction. The plan is advancing consistently and the conversions of Extra Super stores into Mercado Extra and Pão de Açúcar into the G7 model should be concentrated towards the year-end, along with new store openings in the Pão Açúcar and Minuto Pão de Açúcar formats.

1 Proforma: results of Grupo Éxito in 1Q19 included in consolidated for comparability purposes only;

2 GPA Brazil: GPA Food Business Brazil, does not include results from other complementary businesses

3 Pre-IFRS16 adjusted, accumulated in the last 12 months

Events subsequent to the reporting period:

●        Distribution of dividends of Grupo Éxito in the amount of approximately R$ 1.2 billion, which will help deleverage GPA Brazil’s operation;

●        Approval of the distribution of dividends amounting to R$ 155.9 million, corresponding to R$ 0.58 per common share, with payout of 25% in 2019.

1Q20 RESULTS

 (1) GPA Food Business BrazilResults do not include the result of other complementary businesses. (2) Operating income before interest, taxes, depreciation and amortization. (3) Adjusted for Other Operating Income and Expenses. PS: Tax credits were not materially different from previous quarters.

 “The first quarter of 2020 was marked by important operational advances across all business formats, thanks to the strategic initiatives rolled out by the Company, both in Brazil, as well as in Colombia, Uruguay and Argentina. We remain focused on the continuous improvement and operational efficiency of our businesses, overcoming major challenges especially during the pandemic period experienced worldwide. Our digital ecosystem continues to be further strengthened, supported by a technological infrastructure and very efficient processes, which have allowed us to triple our operational capacity and anticipate the projects planned for one year, in a few weeks, further strengthening our leadership position in the food e-commerce in South America. Health security has become an attribute in our operations, characterized as an essential factor in business sustainability. The adherence to the hygiene and safety protocols that we have implemented in all countries where we operate now places us on a new level, in accordance with a new reality of society and the new scenario that is ahead of us. Likewise, we remain focused and increasingly firm in maintaining social actions in a more and more robust solidarity network. We continue to work to that our customers in Brazil and South America have access to the products they need, making their purchases in safety, and the 1Q20 results assure us that we are on the right direction.”

Peter Estermann - CEO of GPA

I. OPERATING PERFORMANCE BY BUSINESS

Assaí

1Q20

Gross sales revenue grew by over R$1.6 billion, totaling R$8.5 billion in the quarter. The strong growth of 23.8% was driven by the successful expansion of 40 stores in the last 24 months, which already account for 25% of total sales of the banner. The banner gained over 2.5 million new clients and reported higher sales volume and increase in same-store sales of 7.1%.  In the quarter, one Assaí store was opened in the state of Pernambuco, the 167th of the banner, in line with the strategy of expanding its stores in other regions of Brazil.

Currently, 17 Assaí stores (three conversions) are under construction, confirming the banner’s ongoing expansion plan.

Gross profit came to R$1.2 billion, with margin of 15.6% (30 bps higher than in 1Q19), due to: (i) the accelerated maturation of the recent expansion, (ii) the adequate level of competitiveness in the quarter, with reduced promotional activity in the last two weeks of March, (iii) the higher participation of individual consumers in total sales (which reached 70% in 1Q20 vs. approximately 50% before the pandemic) and (iv) the lower participation of business clients in total sales.

For one more quarter, the increase in selling, general and administrative expenses was lower than the increase in sales revenue, corresponding to 9.2% of net sales revenue (down 30 bps. from 1Q19), due to consistent and rigorous control of expenses.

Adjusted EBITDA maintained the consistent growth observed in recent quarters, growing 33.6% to R$503 million, with margin of 6.4% in 1Q20 (up 50 bps. from 1Q19), reflecting the increase in gross margin and control of expenses.

Multivarejo

1Q20

Gross revenue totaled R$7.3 billion in 1Q20 (+6.1% vs. 1Q19), driven by the maturation of renovated and converted stores, as well as the implementation of successful commercial strategies and higher purchases by clients during the second half of March due to the pandemic scenario. Food e-commerce also contributed positively to business evolution, growing 82%, corresponding to 3% of Multivarejo's revenues and 7% of Pão de Açúcar revenues. Sales grew across all banners, with formats demonstrably better adapted to the demands of consumers. Same-store sales grew 6.6% in the period.

Gross profit was R$1.7 billion, with margin of 25.1% (up 110 bps from 4Q19), demonstrating better commercial management and greater operational efficiency. Since early February, an in-depth revision of the category mix and product mix was carried out, which resulted in: (i) optimization of the pricing model, (ii) reduction of the need for investments in promotions, (iii) improvement in negotiations and higher penetration of private-label (which currently account for 14% of Multivarejo sales). Initiatives were also implemented to reduce shrinkage level (-40 bps vs. 4Q19), through greater integration of store supply practices.

Selling, general and administrative expenses declined sharply by 5.7% from 1Q19 (significant decrease of 240 bps as a percentage of net sales revenue), demonstrating the continuous discipline in controlling and reducing expenses, without any impact on the service offered. Most of the savings in the quarter were concentrated in marketing, maintenance, IT and corporate expenses. It is worth mentioning that the maturation of renovated and converted stores also contributed to a higher dilution of expenses through significant sales growth during the period.

Adjusted EBITDA totaled R$485 million, with margin of 7.2% (up 100 bps from 4Q19), reflecting the strong recovery of sales growth, as well as the excellent management to reduce and control expenses, despite the formidable challenges related to the pandemic.

Digital Ecosystem

▪          The e-commerce operation registered 82% growth in the quarter, considering all delivery models. The Express model was implemented in 130 stores (vs. 77 stores in 1Q19), growing 86% when compared to 1Q19 and currently is present in 260 stores. “Click & Collect” was implemented in 125 stores, with growth of 129%.  Two new dedicated distribution centers were opened in the quarter to sustain the accelerated growth of the operation. The “paodeacucar.com” and “clubeextra.com.br” websites registered growth of 76% in customers and 150% in number of accesses compared to 1Q19, and online sales already account for 3% of gross sales revenue at Multivarejo and 7% at Pão de Açúcar, consolidating and strengthening the Company’s leadership position in the online food segment.

▪          GPA’s loyalty apps totaled more than 12 million downloads, accounting for a significant share, reaching 3.3 million unique Monthly Active Users (MAU), up 30% from 1Q19. Sales originated by the “Pão de Açúcar Mais” and “Clube Extra” apps already represent around 50% of total sales in the e-commerce operation. Moreover, “Stix Fidelidade” is still under development and is currently prospecting business partners that will further strengthen the program.

▪         James Delivery ended the quarter serving 19 cities (currently it already serves 25 cities and is active in 134 stores), and has registered 2.5 million downloads. James Delivery registered a sales growth of 8 times in comparison with 1Q19, accompanied by a 130% increase in average ticket. GMV registered a robust growth of 42 times in the retail vertical, due to (i) the maturation of the regions served,  (ii) the higher physical and technological integration with Multivarejo, (iii) partnerships with the Raia Drogasil and Iguatemi chains. We continue to develop new solutions through the app and, in April, we launched “James Prime,” a model that can receiver a higher number of orders per client.

▪         The foodtech Cheftime continued to register average monthly growth of over 40%. In 1Q20, we concluded the renovation of its production center (expanding the pizza, esfiha and meals categories), redesigned the production of sushi at stores and improved the digital experience with a new sales model: delivery restaurants/dark kitchens in the James Delivery app, delivering ready-to-eat meals prepared at stores located in strategic areas.

Grupo Éxito

GPA acquired 96.57% of the capital stock of Grupo Éxito on November 27, 2019. Therefore, Grupo Éxito’s results are being considered in Consolidated GPA only in 1Q20. Growth and variation figures in relation to 1Q19 are merely for comparison purposes.

Gross sales totaled R$5.7 billion in 1Q20, with significant growth of 14.5% in total sales and same-store sales grew 12.1%, confirming the positive trend observed in recent quarters, with growth across all formats and regions. The quarterly highlights were the strong performance by Colombia, driven by the Éxito Anniversary Campaign and higher sales volume in the second half of March, the increase in sales in both Uruguay, which had an excellent tourist season, and in Argentina, which reported sales growth above inflation despite a challenging economic scenario in the country.

Gross profit was R$1.2 billion, up 5.6% from 1Q19, with margin of 24.4%, which is an extremely healthy for the group’s retail operations in all the countries where it operates. Gross margin decreased 210 bps compared to the pro forma in the same period last year, mainly due to the accounting reclassifications made in 1Q20 between the Selling, General and Administrative Expenses lines and costs, as well as the lower contribution from complementary businesses, which had a different commercial dynamic due to Covid-19, as well as the need for more promotional efforts in Uruguay and Argentina.

Selling, general and administrative expenses totaled R$ 945 million, up 7.1% from 1Q19, equivalent to 18.5% of net sales (vs. 19.9% in 1Q19), reflecting the same impact of accounting reclassifications in 1Q20. Even if we excluded this effect, expenses would have declined as a percentage of net sales, demonstrating the continuous efforts to control and reduce expenses.

Adjusted EBITDA totaled R$289 million (-5.8% vs. 1Q19), with significative margin of 5.7%, reflecting the above factors.

II. OTHER INCOME AND EXPENSES

Other Income and Expenses came to an expense of R$273 million, mainly related to the following: (i) expenses with the integration of Latin America assets and restructuring of Brazilian operations (closures and conversions); (ii) tax contingencies; and (iii) non-recurring impacts to meet increased demand in all operations on account of the pandemic scenario.

We expect the possible assets monetization, earlier mentioned in this report, to positively impact this line over the coming quarters so that it remains stable level at the end of the year in comparison with the previous year.

III. FINANCIAL RESULT

Net financial result of GPA Consolidated was R$426 million, equivalent to 2.2% of net sales. Due to the adoption of IFRS 16, the financial result now includes Interest on lease liability, which totaled R$212 million in the quarter. Considering the net financial result without the effect of Interest on lease liability, amounting to R$ 214 million, the main variations were:

●        Financial income: increase of R$ 47 million from 1Q19; mainly due to the higher average cash balance invested;

●        Financial expenses (including the cost of receivables discount): increase of R$ 91 million from 1Q19, due to higher interest expenses caused by the increase in gross debt with the acquisition of Grupo Éxito;

●        Net effect of exchange variation: increase of R$ 33 million from 1Q19; resulting in an expanse of R$ 28 million, mainly due to the sharp devaluation of the Brazilian real and Colombian peso on the company’s imports.

IV. NET INCOME

Consolidated GPA ended 1Q20 with a net loss of controlling shareholders of R$ 130 million, mainly explained by a greater depreciation with the Grupo Éxito’s consolidation and a higher cost of debt (impact of R$ 92 million on the financial result with the restructuring and optimization of Latin America operations).

Excluding the impact of other income and expenses, GPA Consolidated would have registered net income of R$ 65 million in 1Q20.

V. NET DEBT

In order to calculate the indicators in the table below, the Company does not consider the lease liabilities related to IFRS 16.

(1) Adjusted EBITDA before IFRS 16 in the last 12 months.

Net debt adjusted by the balance of unsold receivables totaled R$ 10.8 billion for GPA Consolidated, equivalent to 2.5 times net debt/adjusted EBITDA(1), mainly reflecting the funding operation for the acquisition of Grupo Éxito. The higher leverage is in line with the Company’s plan and remains at an adequate level.

The Company ended 1Q20 with a solid financial position of R$ 6.1 billion in cash, equivalent to 120% of its short-term gross debt (vs. 103% in 1Q19). Moreover, the balance of unsold receivables totaled R$ 433 million, and we further strengthened cash balance through a new credit line contracted at the end of April, for a total of R$ 500 million, with a two-year maturity, demonstrating an adequate level of liquidity in view of the Company's future obligations.

It is also worth mentioning the subsequent event to the quarter, regarding the distribution of dividends by Grupo Éxito in the amount of R$ 1.2 billion, which will be used to amortize debt.

The Company can use the strong operating cash flow, as well as the potential monetization of other non-core assets such as land and buildings, amounting to R$ 3.3 billion, and other opportunities for divesting its interest in subsidiaries to reduce its leverage in the future.

VI. INVESTMENTS

In 1Q20, investments in Brazil totaled R$ 591.3 million, net of asset sales, which went to the expansion of an Assaí store, a Minuto Pão de Açúcar store and a gas station.

Investments in Grupo Éxito totaled R$ 81.7 million, with the opening of two Surtimayorista stores (cash and carry model that already has 32 stores and registered 14% sales growth in the quarter).

VII. STORE PORTFOLIO CHANGES BY BANNER - BRAZIL

The Company reaffirms its plan for expansion, conversion and renovation of stores. However, in light of the new coronavirus (Covid-19) pandemic, works could be postponed.

VIII. Coronavirus (Covid-19)

The World Health Organization (WHO) classified the new coronavirus (Covid-19) outbreak as a global pandemic on March 11, 2020, a fact that changed the relations and habits of various consumers. The impacts on our operation were gradually noticed after this declaration by the WHO and, especially, after the first decree on quarantine and social distancing announced by the São Paulo state government and later by other states.

▪          Key effects observed (March 14 to 31): (i) change in the product mix; (ii) less frequent but higher volume purchases; (iii) higher share of individual consumers in Assaí; (iv) expansion and strengthening of the digital ecosystem (+82% in food e-commerce, +4.200% in GMV of retail vertical of James Delivery, +130% in the average ticket of James Delivery and +90% in the number of ready and semi-ready meals at Cheftime);

▪          Key measures implemented (March 14 to 31): (i) partnership with industry to guarantee the supply of basic and essential products to people; (ii) 15% increase in stocks of essential products; (iii) maintenance of the pricing policy and scale-down in promotional efforts to maintain adequate level of products on store shelves; (iv) special credit for clients to purchase food products; (v)  adaptation of store hours; (vi) safety/precautionary measures adopted for clients and employees; (vii) increase in the number of stores serving the Express model; (viii) inauguration of two new e-stores; (ix) integration of James Delivery operation with websites and apps; (x) around 5,000 temporary workers hired; (xi) solidarity actions in the form of donation of food, hygiene and cleaning products.

For further information on the impacts of coronavirus on the Group's operations, access the sales report released on April 22, 2020, available on the Company's Investor Relations website.

IX. CONSOLIDATED FINANCIAL STATEMENTS

Balance Sheet

BALANCE SHEET

ASSETS

(R$ million)	Consolidated 03.31.2020	Consolidated 03.31.2019	GPA Food Business Brazil 03.31.2020	GPA Food Business Brazil 03.31.2019	Grupo Éxito - International Operation 03.31.2020
Current Assets	**20,641**	**36,923**	**13,929**	**11,977**	**6,665**
Cash and Marketable Securities	6,152	2,359	3,454	2,359	2,664
Accounts Receivable	980	765	716	765	261
Credit Cards	433	488	433	488	-
Sales Vouchers and Trade Account Receivable	500	216	206	216	292
Allowance for Doubtful Accounts	(36)	(5)	(5)	(5)	(31)
Resulting from Commercial Agreements	83	66	83	66	-
Inventories	9,701	5,732	6,992	5,732	2,708
Recoverable Taxes	1,482	648	930	648	551
Noncurrent Assets for Sale	1,034	26,745	982	1,800	52
Prepaid Expenses and Other Accounts Receivables	1,291	674	854	673	429
Noncurrent Assets	**38,960**	**21,498**	**23,091**	**21,526**	**15,818**
Long Term Assets	4,830	4,253	4,668	4,256	189
Accounts Receivables	0	60	0	60	-
Credit Cards	0	60	0	60	-
Recoverable Taxes	3,167	2,876	3,167	2,876	-
Deferred Income Tax and Social Contribution	421	313	398	316	21
Amounts Receivable from Related Parties	100	39	51	39	59
Judicial Deposits	794	785	794	785	-
Prepaid Expenses and Others	369	181	259	181	108
Investments	764	215	303	215	461
Investment Properties	3,053	20	-	20	3,053
Property and Equipment	22,600	14,167	15,153	14,179	7,430
Intangible Assets	7,694	2,843	2,968	2,855	4,686
TOTAL ASSETS	**59,601**	**58,421**	**37,020**	**33,503**	**22,483**

LIABILITIES

	Consolidated 03.31.2020	Consolidated 03.31.2019	GPA Food Business Brazil 03.31.2020	GPA Food Business Brazil 03.31.2019	Grupo Éxito - International Operation 03.31.2020
Current Liabilities	**22,422**	**32,713**	**14,157**	**11,311**	**8,200**
Suppliers	12,038	6,481	8,075	6,481	3,961
Loans and Financing	2,608	1,275	1,155	1,275	1,453
Debentures	2,963	1,067	1,985	1,067	978
Lease Liability	920	465	622	471	297
Payroll and Related Charges	1,031	694	757	694	269
Taxes and Social Contribution Payable	648	363	351	363	296
Dividends Proposed	228	164	156	164	72
Financing for Purchase of Fixed Assets	133	47	102	47	31
Debt with Related Parties	192	160	103	256	61
Advertisement	42	31	41	31	-
Provision for Restructuring	41	7	7	7	34
Unearned Revenue	292	213	189	213	76
Non current Assets Held for Sale	(0)	21,504	-	-	-
Others	1,286	243	612	243	673
Long-Term Liabilities	**23,270**	**12,140**	**14,118**	**12,175**	**9,087**
Loans and Financing	1,439	307	588	307	851
Debentures	10,793	3,890	4,832	3,890	5,962
Lease Liability	7,960	5,336	6,293	5,371	1,668
Deferred Income Tax and Social Contribution	766	499	292	499	471
Tax Installments	349	447	348	447	1
Provision for Contingencies	1,313	1,276	1,208	1,276	106
Unearned Revenue	23	18	23	18	-
Provision for loss on Investment in Associates	561	316	497	316	-
Others	65	53	37	53	28
Shareholders' Equity	**13,909**	**13,568**	**8,746**	**10,016**	**5,196**
Attributed to controlling shareholders	**11,251**	**10,284**	**8,746**	**10,016**	**2,544**
Capital	6,839	6,825	6,859	6,825	-
Capital Reserves	456	426	457	426	-
Profit Reserves	3,445	3,106	939	2,838	2,154
Other Comprehensive Results	491	(73)	491	(73)	390
Minority Interest	2,658	3,284	-	0	2,652
TOTAL LIABILITIES	**59,601**	**58,421**	**37,020**	**33,503**	**22,483**

Income Statement - 1Q20

R$ - Million	Consolidated (1) 1Q20	1Q19	Δ
Gross Revenue	21,644	13,828	56.5%
Net Revenue	19,682	12,709	54.9%
Cost of Goods Sold	(15,465)	(9,877)	56.6%
Depreciation (Logistic)	(61)	(33)	83.5%
Gross Profit	4,156	2,798	48.5%
Selling Expenses	(2,459)	(1,683)	46.1%
General and Administrative Expenses	(501)	(269)	86.0%
Selling, General and Adm. Expenses	(2,960)	(1,953)	51.6%
Equity Income[2]	(66)	(17)	279.2%
Other Operating Revenue (Expenses)	(273)	(51)	436.0%
Depreciation and Amortization	(543)	(325)	67.2%
Earnings before interest and Taxes - EBIT	314	452	-30.6%
Financial Revenue	202	36	464.1%
Financial Expenses	(628)	(338)	85.6%
Net Financial Result	(426)	(303)	40.8%
Income (Loss) Before Income Tax	(112)	150	n.d.
Income Tax	9	(14)	n.d.
Net Income (Loss) Company - continuing operations	(103)	136	n.d.
Net Result from discontinued operations	(6)	54	n.d.
Net Income (Loss) - Consolidated Company	(109)	190	n.d.
Net Income (Loss) - Controlling Shareholders - continuing operations[3]	(124)	136	n.d.
Net Income (Loss) - Controlling Shareholders - discontinued operations[3]	(6)	(10)	-40.2%
Net Income (Loss) - Consolidated Controlling Shareholders[3]	(130)	126	n.d.
Minority Interest - Non-controlling - continuing operations	21	(0)	n.d.
Minority Interest - Non-controlling - discontinued operations	(0)	64	n.d.
Minority Interest - Non-controlling - Consolidated	21	64	-67.1%
Adjusted Net Income (Loss) - Controlling Shareholders - Consolidated (4)	65	164	-60.1%
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	918	810	13.3%
Adjusted EBITDA (4)	1,191	861	38.3%

% of Net Revenue	Consolidated (1) 1Q20	1Q19
Gross Profit	21.1%	22.0%
Selling Expenses	12.5%	13.2%
General and Administrative Expenses	2.5%	2.1%
Selling, General and Adm. Expenses	15.0%	15.4%
Equity Income[2]	0.3%	0.1%
Other Operating Revenue (Expenses)	1.4%	0.4%
Depreciation and Amortization	2.8%	2.6%
EBIT	1.6%	3.6%
Net Financial Revenue (Expenses)	2.2%	2.4%
Income Before Income Tax	0.6%	1.2%
Income Tax	0.0%	0.1%
Net Income (Loss) Company - continuing operations	0.5%	1.1%
Net Income (Loss) - Consolidated Company	0.6%	1.5%
Net Income (Loss) - Controlling Shareholders - continuing operations[3]	0.6%	1.1%
Net Income (Loss) - Consolidated Controlling Shareholders[3]	0.7%	1.0%
Minority Interest - Non-controlling - continuing operations	0.1%	0.0%
Minority Interest - Non-controlling - Consolidated	0.1%	0.5%
Adjusted Net Income (Loss) - Controlling Shareholders - Consolidated (4)	0.3%	1.3%
EBITDA	4.7%	6.4%
Adjusted EBITDA (4)	6.1%	6.8%

(1) Consolidated includes results of other complementary businesses; (2) Share of profit in an associate includes Cdiscount's results in the Consolidated figures. (3) Net income after non controlling interest. (4) Adjusted by Other Operating Income and Expenses.

Cash Flow – Consolidated (*)

X. BREAKDOWN OF SALES BY BUSINESS - BRAZIL

XI. BREAKDOWN OF SALES (% of Net Sales) - BRAZIL

1Q20 Results Conference Call and Webcast

Thursday, May 14, 2020
10:30 a.m. (Brasília) | 9:30 a.m. (New York) | 2:30 p.m. (London)

Conference call in Portuguese (original language)
+55 (11) 3181-8565

Conference call in English (simultaneous translation)
+1 (412) 717-9627 or +1 (844) 204-8942

Webcast: http://www.gpari.com.br

Replay
+55 11 3193-1012
Access code for audio in Portuguese: 1932275#
Access code for audio in English: 1779586#

http://www.gpari.com.br

Investor Relations Contacts

GPA Phone: 55 (11) 3886-0421 gpa.ri@gpabr.com www.gpari.com.br

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, growth prospects of the Company and market and macroeconomic estimates are merely forecasts and are based on the beliefs, plans and expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, Brazil’s general economic performance, the industry and international markets, and hence are subject to change.

APPENDIX

Company’s Business:

Adjusted EBITDA: Measure of profitability calculated by excluding Other Operating Income and Expenses from EBITDA. Management uses this measure in its analyses as it believes it eliminates nonrecurring expenses and revenues and other nonrecurring items that could compromise comparability and analysis of results.

Consolidated: Amounts reported refer to the sum of the operations of Food – Brazil, Grupo Éxito, Cdiscount and other businesses of the Company.

Discontinued Activities: Refer to Via Varejo operations until May 2019 and other subsequent effects related to the write-off of investments.

Earnings per Share: Diluted earnings per share are calculated as follows:

●          Numerator: profit in the year adjusted by dilutive effects of stock options granted by subsidiaries.

●          Denominator: number of shares of each category adjusted to include potential shares corresponding to dilutive instruments (stock options), less the number of shares that could be bought back at the market, as applicable.

Equity instruments that will or may be settled with the Company and its subsidiaries’ shares are only included in the calculation when their settlement has a dilutive impact on earnings per share.

EBITDA: EBITDA is calculated in accordance with Instruction 527 issued by the Securities and Exchange Commission of Brazil (CVM) on October 4, 2012.

Food – Brazil: Amounts reported refer to the sum of Assaí and Multivarejo operations.

Growth and Changes: The growth and changes presented in this document refer to variations from the same period last year, except where stated otherwise.

Grupo Éxito: Amounts reported refer to Grupo Éxito’s operations in Colombia, Uruguay and Argentina. GPA acquired 96.57% of the capital stock of Grupo Éxito on November 27, 2019.

Grupo Éxito: Amounts reported refer to Grupo Éxito’s operations in Colombia, Uruguay and Argentina. GPA acquired 96.57% of the capital stock of Grupo Éxito on November 27, 2019.

Retail vertical: Corresponds to sales of James Delivery in the Pão de Açúcar, Extra and Minuto Pão de Açúcar operations.

Same-store growth: Same-store growth, as mentioned in this document, is adjusted by the calendar effect in each period.

Companhia Brasileira de Distribuição

Notes to the interim financial information
March 31, 2020
(In millions of Brazilian reais, unless otherwise stated)

1.      Corporate information

Companhia Brasileira de Distribuição ("Company" or “CBD”), directly or through its subsidiaries (“Group” or “GPA”) is engaged in the retail of food, clothing, home appliances, electronics and other products through its chain of hypermarkets, supermarkets, specialized stores and department stores especially under the trade "Pão de Açúcar, “Minuto Pão de Açúcar”, "Extra Hiper ", “Extra Super/Mercado Extra”, “Minimercado Extra”, “Compre Bem”,“Assai”, and the neighborhood shopping mall brand “Conviva”. The Group’s headquarters are located in the city of São Paulo, State of São Paulo, Brazil.

On November 27, 2019, the Company acquired of Casino the control of Almacenes Éxito SA (“Éxito”), a Colombian company operating in this country under the supermarket and hypermarket flags Éxito, Carulla, Super Inter, Surtimax and Surtimayorista, in Argentina under the Libertad banner and in Uruguay having Disco and Devoto. Additionally, Éxito operates shopping centers in Colombia under the Viva brand. The operations of Éxito and its subsidiaries will be considered as an international operating segment Éxito Group in note 30. Further details of the acquisition can be seen in note 13 of these financial statements. The shares are traded on the Colombian Stock Exchange (CSE).

The Company's investments in retail activities in the electronics and e-commerce segments related to Via Varejo S.A. were presented as discontinued operations and were alienated in June 2019 (see note 12.3), and represented the stores under the brands “Ponto Frio” and “Casas Bahia", as well as the e-commerce platforms “CasasBahia.com,” “Extra.com”, “Pontofrio.com” and “Barateiro.com”.

The Company’s shares are listed on the São Paulo Stock Exchange (B3 – Brasil, Bolsa, Balcão) called Novo Mercado, level 1 of Corporate Governance under the ticker symbol “PCAR3”, and on the New York Stock Exchange (ADR level III), under the ticker symbol “CBD”.

The Company, through Wilkes Participações S.A. (“Wilkes”), and its ultimate parent company is Casino Guichard Perrachon (“Casino”), French company listed on Paris Stock Exchange.

1.1.      GPA  in “Novo Mercado”

On December 30, 2019, the Company's shareholders at the Extraordinary General Meeting approved the admission of the Company to the Novo Mercado of B3 SA - Brasil, Bolsa, Balcão (“B3”), the conversion of all preferred shares into common shares, in the proportion of one common share for each preferred share. On February 14, 2020, B3 approved the admission of GPA to the special listing segment “Novo Mercado”. On March 2, 2020 the conversion process of preferred shares into common shares was concluded and GPA started to trade on the Novo Mercado.

1.2.      Impacts of the pandemic on the Company's quarterly information

The Company has been monitoring the progress of COVID-19 (Coronavirus) and its impacts on its operations. Several actions were taken by the administration, among which we highlight the creation of a crisis committee formed by the senior management, which takes decisions in line with the recommendations of the Ministry of Health, local authorities and professional associations.

The Company has adopted all possible measures to mitigate the transmission of the virus in stores, distribution centers and offices, such as: frequent cleaning, safety / protection items for employees, flexible working hours, adoption of telework, among other decisions.

Since the beginning of the COVID-19 outbreak, our stores have remained open, in addition to the important evolution of our e-commerce formats. The Company has an important commitment to society to continue taking products to our consumers. We had no problems in supplying the industries that continued to supply our distribution centers and stores.

On March 10, 2020, the CVM issued circular letter CVM-SNC / SEP No. 02/2020, instructing publicly-held companies to carefully assess the impacts of COVID-19 on their businesses and report the main risks in the quarterly information and uncertainties arising from this analysis, observing the applicable accounting standards.

Companhia Brasileira de Distribuição

Notes to the interim financial information
March 31, 2020
(In millions of Brazilian reais, unless otherwise stated)

Accordingly, the Company carried out a complete analysis of the quarterly information, in addition to renewing the analyzes on the Company's operational continuity. The main themes evaluated were:

•         There were no impacts on revenues, and other lines of results, compared to the Company's budgets that would lead to the revaluation of asset impairment tests;

•         We assessed the realization of the balances of accounts receivable from credit card operators, customers, galleries in our stores, real estate rentals and understand that there is no need at this time to record additional provisions to those already registered;

•         As for inventories, we do not foresee the need for adjustment for realization;

•         Financial instruments already reflect the market assumptions in their valuation, and there are no additional exposures not disclosed in this quarterly information. The Company is not exposed to significant financing in US dollars; and

•         Finally, the Company does not, for the moment, foresee any additional needs for obtaining financing at the time of the crisis.

In summary, according to management's estimates and monitoring the impacts of the pandemic, there are no effects that should be recorded in the Company's quarterly information, nor are there any effects on the Company's continuity and / or estimates that would justify changes in the conclusions of this information quarterly. The Company will continue to monitor and assess the impacts and, if necessary, make the necessary disclosures.

1.3.      Sale and Leaseback

In accordance with Company´s strategy of asset monetization, was material fact was disclosed on March 5, 2020, that the Company entered into a Sale and Leaseback transaction with investment funds administered by BRL Trust Distribuidora de Títulos e Valores Mobiliários S.A. and managed by TRX Gestora de Recursos Ltda., pursuant to the signing of a “Private Instrument of Commitment of Purchase and Sale of Real Estate Properties and Real Surface Law Institution”. The purpose of the Instrument is the sale of 43 properties owned by GPA, located in the States of São Paulo, Rio de Janeiro, Mato Grosso do Sul, Goiás, Bahia, Sergipe, Pernambuco, Piauí and Paraíba and in the Federal District, for the total amount of R$1,246, 95% of this amount will be paid in the second quarter of 2020. Observing that the parties will enter into lease agreements for each of the Properties, on the closing date of the transaction, with a 15-year term, renewable for the same period, ensuring the continuity of GPA operations in the Properties with sustainable financial conditions. The effect of the transaction on GPA´s net income will be practically neutral. The completion of the Properties acquisition is subjected to the fulfillment of certain suspensive conditions already foreseen to happen during the second quarter of 2020.

2.     Basis of preparation

The individual and consolidated interim financial information has been prepared in accordance with IAS 34 - Interim Financial Reporting issued by the International Accounting Standard Board (“IASB”) and CPC 21 (R1) - Interim Financial Reporting and presented consistently with the standards approved and issued by the Brazilian Securities and Exchange Commission (“CVM”) applicable to the preparation of interim financial information – ITR.

The individual and consolidated financial statements is being presented in millions of Brazilian Reais (“R$”), which is the reporting currency of the Company. The functional currency of associates and subsidiaries located abroad is the local currency of each jurisdiction.

The individual and consolidated interim financial information for the quarter ended March 31, 2020 were approved by the Board of Directors on May 13, 2020.

In June 14, 2019, the Company concluded the sale process of the subsidiary Via Varejo SA (see note 12.3). The Via Varejo's results in the statements of income and added value for the period ended March 31, 2019 are presented in a single line, considering the application of the technical pronouncement CPC 31/IFRS 5 - Non-current assets held for sale and Discontinued Operation. The cash flow statements presented include the continuing and discontinued operations in line with technical pronouncement CPC31/IFRS 5.

Companhia Brasileira de Distribuição

Notes to the interim financial information
March 31, 2020
(In millions of Brazilian reais, unless otherwise stated)

The information referring to the basis of consolidation, did not change significantly compared to that disclosed in the 2019 annual financial statements, in note 12.

3.     Significant accounting policies

The significant accounting policies adopted by the Company in the preparation of the individual and consolidated interim financial information are consistent with those adopted and disclosed on Note 3 and each corresponding note of the financial statements for the year ended December 31, 2019 and therefore should be read in conjunction.

4.     Adoption of new standards, amendments and interpretations of standards issued by the CPC and published standards

4.1.   Presentation of the retrospective effects of CPC 06 (R2)/IFRS 16 and Circular Letter SEP/nº2/2019

As disclosed in the Financial Statement for the year ended December 31, 2019, the Company opted for the adoption of the full retrospective approach as a transition method on January 1, 2019, with effects from the beginning of the first practicable period and, consequently, the comparative periods were restated considering: (i) use of the nominal incremental rate; (ii) present value of cash flows of full lease payments, without any exclusion of recoverable taxes (iii) term of improvements in third-party properties in which significant improvements were considered individually by contract on the decision to extend the contractual term reasonably certain.

According to the IFRIC meeting on November 26, 2019 on the lease agreement term and the amortization period for the improvements, the Company reassessed its assumptions about the extension of the lease agreements and restated the statements of income for the quarter ended March 31, 2019 and cash flows for the same period to allow comparison with the interim financial information presented on March 31, 2020.

Companhia Brasileira de Distribuição

Notes to the interim financial information
March 31, 2020
(In millions of Brazilian reais, unless otherwise stated)

Statement of operation

	Parent Company			Consolidated
	03.31.2019			03.31.2019
	As originally presented	IFRS16 effects	Restated	As originally presented	IFRS16 effects	Restated

Cost of sales	(4,432)	2	(4,430)	(9,913)	1	(9,912)
Gross profit	1,804	2	1,806	2,796	1	2,797
Operating income (expenses)
Selling expenses	(1,128)	(11)	(1,139)	(1,672)	(11)	(1,683)
Depreciation and amortization	(235)	6	(229)	(329)	4	(325)
Equity in earnings	158	(1)	157	(17)	(1)	(18)
Other operation expenses, net	(50)	-	(50)	(51)	2	(49)
Profit from operations before net financial expenses	364	(4)	360	458	(5)	453
Net financial expenses	(236)	(14)	(250)	(289)	(13)	(302)
Income before income tax and social	128	(18)	110	169	(18)	151
Income tax and social contribution	50	5	55	(19)	4	(15)
Net income from continued operations	178	(13)	165	150	(14)	136
Net income from discontinued operations	(23)	(16)	(39)	69	(15)	54
Net income for the period	155	(29)	126	219	(29)	190
Attributable:
Controlling shareholders – continuing operations	178	(13)	165	148	(12)	136
Controlling shareholders – discontinued operations	(23)	(16)	(39)	7	(17)	(10)
Total of Controlling shareholders	155	(29)	126	155	(29)	126

Non-controlling shareholders – discontinued operations				64	-	64
Total of non-controlling shareholders				64	-	64

Statement of Cash Flows

	Parent Company			Consolidated
	03.31.2019			03.31.2019
	As originally presented	IFRS16 effects	Restated	As originally presented	IFRS16 effects	Restated

Net income for the period	155	(29)	126	219	(29)	190
Deferred income tax (note 20)	(58)	11	(47)	(1)	12	11
Loss (gain) on disposal of property, plant and equipment	39	(2)	37	74	(1)	73
Depreciation/ Amortization	267	(8)	259	365	(7)	358
Interest and inflation adjustments	221	22	243	445	21	466
Equity in earnings	(158)	1	(157)	7	1	8
Gain (loss) on write-off of lease liabilities	(24)	2	(22)	(47)	2	(45)
Other accounts payable	(8)	1	(7)	(5)	2	(3)
Payments of lease liability	(264)	1	(263)	(537)	1	(536)

Companhia Brasileira de Distribuição

Notes to the interim financial information
March 31, 2020
(In millions of Brazilian reais, unless otherwise stated)

4.2.   Standards and interpretations adopted in 2020 and their impacts

Pronouncement	Description	Impact	Applicable to annual periods starting in or after
IFRS 3 / CPC 15 - Business comnination	Improves the definition of business, helping to determine whether the acquisition is from a group of assets or a business.	No impact	01/01/2020
Review CPC 14 - Financial Instruments: Recognition, Measurement and Disclosure

Changes due to the edition of CPC 00 (Conceptual Structure)

Change in the definition of business combination in CPC 15

Changing the definition of material omission or materially distorted disclosure

Change in the name of CPC 06 (R2) to Leases.

		No impact	01/01/2020
Revision CPC 00 (R2)	Concepts and guidelines on presentation and disclosure, measurement bases, financial report objectives and useful information.	No impact	01/01/2020

(*) Applicable for acquisitions made as of January 1, 2020.

The adoption of these standards did not result in a material impact on the Company's individual and consolidated financial statements.

4.3.   Standards and interpretations already issued and not yet adopted

The Company did not adopt the following new and revised IFRSs in advance, already issued and not yet in effect:

Pronouncement	Description	Applicable to annual periods starting in or after
CPC 26 (R1) and IAS 8: Definition of material omission

Aligns the definition of omission in all standards defining what information is material if its omission, distortion or obscuration can reasonably influence decisions that the main users of the general purpose financial statements make based on these financial statements, which provide financial information about a specific report of the entity.

01/01/2021

This change is not expected to have a significant impact on the Company's individual and consolidated financial statements.

Companhia Brasileira de Distribuição

Notes to the interim financial information
March 31, 2020
(In millions of Brazilian reais, unless otherwise stated)

5.     Main accounting judgments, estimates and assumptions

The preparation of the individual and consolidated financial statements of the Company requires Management to make judgments, estimates and assumptions that impact the reported amounts of revenue, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the year; however, uncertainty about these assumptions and estimates could result in outcomes that require material adjustments to the carrying amount of the asset or liability impacted in future periods.

The significant assumptions and estimates used in the preparation of the individual and consolidated interim financial information for the quarter ended on March 31, 2020 were the same as those adopted in the individual and consolidated financial statements for the year ended December 31, 2019.

6.     Cash and cash equivalents

The detailed information on cash and cash equivalents was presented in the annual financial statements for 2019, in note 6.

		Parent Company		Consolidated
	Rate	03.31.2020	12.31.2019	03.31.2020	12.31.2019

Cash and banks - Brazil		89	171	141	249
Cash and banks - Abroad	(*)	109	84	2,767	3,109
Short-term investments - Brazil	(**)	2,123	2,608	3,238	4,471
Short-term investments - Abroad	(***)	-	-	6	125
		2,321	2,863	6,152	7,954

(*) As of March 31, 2020, they refer to (i) funds from the Éxito group, of which R$101 in Argentine pesos, R$314 in Uruguayan pesos and R$2,242 in Colombian pesos; (ii) Company funds invested in the abroad, in dollars in the amount of R$110.

(**) Short-term investments as March 31, 2020 refer substantially to highly liquid investments accruing  interest corresponding to a weighted average rate of 88% (89.94% on December 31, 2019) of the Interbank deposit Certificate ("CDI").

(***) Refers to amounts deposited abroad, in local currency equivalent to R$ 3 in Uruguay and R$ 3 in Colombia.

7.     Trade receivables

The detailed information on trade receivables was presented in the annual financial statements for 2019, in note 7.

	Parent Company		Consolidated
	03.31.2020	12.31.2019	03.31.2020	12.31.2019

Credit card companies	366	24	414	42
Credit card companies - related parties (note 11.2)	10	13	19	24
Sales vouchers	72	70	426	446
Private label credit card	43	56	61	70
Receivables from related parties (note 11.2)	21	21	12	12
Receivables from suppliers	70	74	83	166
Allowance for doubtful accounts (note 7.1)	(3)	(1)	(35)	(32)
	579	257	980	728

Current	579	256	980	727
Noncurrent	-	1	-	1

7.1.   Allowance for doubtful accounts

Companhia Brasileira de Distribuição

Notes to the interim financial information
March 31, 2020
(In millions of Brazilian reais, unless otherwise stated)

	Parent Company		Consolidated
	03.31.2020	03.31.2019	03.31.2020	03.31.2019

At the beginning of the period	(1)	(1)	(32)	(5)
Allowance booked for the period	(6)	(1)	(2)	(123)
Write-off of receivables	4	-	(1)	147
Assets held for sale and discontinued operations	-	-	-	(24)
At the end of the period	(3)	(2)	(35)	(5)

Below is the aging list of consolidated gross receivables, by maturity period:

			Overdue receivables - Consolidated
	Total	Not overdue	<30 days	30-60 days	61-90 days	>90 days

03.31.2020	1,015	870	65	12	7	61
12.31.2019	760	609	79	21	5	46

8.      Other receivables

The detailed information on cash and cash equivalents was presented in the annual financial statements for 2019, in note 8.

	Parent Company		Consolidated
	03.31.2020	12.31.2019	03.31.2020	12.31.2019

Accounts receivable from insurers	30	68	35	72
Receivable from sale of subsidiaries	83	83	83	83
Rental receivable	38	42	107	113
Accounts receivable - Via Varejo (*)	51	49	51	49
Assets sale	14	15	93	128
Other	78	80	130	143
Allowance for doubtful other receivables (note 8.1)	(13)	(13)	(15)	(15)
	281	324	484	573

Current	128	168	311	381
Noncurrent	153	156	173	192

(*) With the sale of the investment in Via Varejo, the balance that was in related parties was reclassified to other accounts receivable.

Companhia Brasileira de Distribuição

Notes to the interim financial information
March 31, 2020
(In millions of Brazilian reais, unless otherwise stated)

8.1.   Allowance for doubtful accounts

	Parent Company		Consolidated
	03.31.2020	03.31.2019	03.31.2020	03.31.2019

At the beginning of the period	(13)	(14)	(15)	(16)
Write-off of receivables	-	-	-	5
Assets held for sale and discontinued operations	-	-	-	(5)
At the end of the period	(13)	(14)	(15)	(16)

9.   Inventories

The detailed information on inventories was presented in the annual financial statements for 2019, in note 9.

	Parent Company		Consolidated
	03.31.2020	12.31.2019	03.31.2020	12.31.2019

Stores	2,339	2,240	5,120	4,698
Distribution centers	1,517	1,149	1,943	1,583
Inventories – Éxito Group	-	-	2,561	2,248
Real Estate Inventory – Éxito Group	-	-	171	190
Real estate inventories	-	-	1	1
Losses with obsolescence and losses (note 9.1)	(39)	(31)	(95)	(95)
	3,817	3,358	9,701	8,625

9.1.   Allowance for losses on inventory obsolescence and damages

	Parent Company		Consolidated
	03.31.2020	03.31.2019	03.31.2020	03.31.2019
At the beginning of the period	(31)	(31)	(95)	(65)
Additions	(41)	(3)	(40)	(28)
Write-offs	33	4	40	41
Assets held for sale and discontinued operations	-	-	-	6
At the end of the period	(39)	(30)	(95)	(46)

Companhia Brasileira de Distribuição

Notes to the interim financial information
March 31, 2020
(In millions of Brazilian reais, unless otherwise stated)

10.   Recoverable taxes

The detailed information on recoverable taxes was presented in the annual financial statements for 2019, in note 10.

	Parent Company		Consolidated
	03.31.2020	12.31.2019	03.31.2020	12.31.2019
ICMS (note 10.1)	1,438	1,420	2,668	2,621
PIS/COFINS	471	462	847	854
Social Security Contribution - INSS	429	291	463	321
Income tax and Social Contribution (*)	78	61	547	407
Other	6	17	15	49
Other taxes – Éxito Group	-	-	109	77
Total	2,422	2,251	4,649	4,329

Current	535	516	1,482	1,627
Noncurrent	1,887	1,735	3,167	2,702

        (*) Includes Éxito’s amount of R$443 (R$340 on December 31, 2019).

10.1. ICMS expectation schedule (net of provision for non realization in the consolidated)

In	Parent Company	Consolidated
Up to one year	126	342
From 1 to 2 years	218	435
From 2 to 3 years	171	395
From 3 to 4 years	165	394
From 4 to 5 years	166	376
More than 5 years	592	726
	1,438	2,668

For credits that cannot be offset immediately, the Company’s Management understands that in future realization is probable based on a technical recovering study, on the expectation of future growth and the offset against debts deriving from its operations. These studies were prepared and periodically revised based on information extracted from strategic planning previously approved by the Company’s Board of Directors. For the interim financial information as of March 31, 2020, Management has implemented monitoring controls over the progress of the plan annually established, assessing and including new elements that contribute to the realization of ICMS tax credits, as shown above.

Companhia Brasileira de Distribuição

Notes to the interim financial information
March 31, 2020
(In millions of Brazilian reais, unless otherwise stated)

11.   Related parties

11.1   Management and Advisory Committees compensation

The expenses related to management compensation (officers appointed pursuant to the Bylaws including members of the Board of Directors and advisory committees) for the quarter ended on March 31, 20120 and 2019, were as follows:

In thousands of Brazilian reais

	Base salary		Variable compensation		Stock option plan		Total
	2020	2019	2020	2019	2020	2019	2020	2019
Board of directors (*)	4,097	4,612	-	-	1,014	-	5,111	4,612
Executive officers	5,000	8,537	2,298	3,344	3,115	4,997	10,413	16,878
	9,097	13,149	2,298	3,344	4,129	4,997	15,524	21,490

(*) Includes the compensation of the Board of Directors’ advisory committees (Human Resources and Compensation, Audit, Finance, Sustainable Development and Corporate Governance).

Companhia Brasileira de Distribuição

Notes to the interim financial information
March 31, 2020
(In millions of Brazilian reais, unless otherwise stated)

11.2.    Balances and transactions with related parties.

          The detailed information on related parties was presented in the annual financial statements for 2019, in note 11.

	Parent company
	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Revenues (expenses)
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019

Controlling shareholders:
Casino	-	-	-	-	-	-	-	24	(17)	(15)
Euris	-	-	-	-	-	-	1	1	(1)	(1)
Helicco	-	-	-	-	-	-	-	-	-	(3)
Subsidiaries:
Éxito	-	-	-	-	-	-	-	-	(1)	-
Novasoc Comercial	-	-	65	54	-	-	-	-	1	-
Sendas Distribuidora	5	8	257	83	9	11	-	2	38	19
SCB Distribuição e Comércio	8	5	57	8	1	-	-	-	-	-
Via Varejo	-	-	-	-	-	-	-	-	-	(18)
Cheftime	-	-	9	4	-	-	-	-	-	-
James Intermediação	-	-	25	4	-	-	1	-	-	-
GPA M&P	-	-	-	-	-	-	13	14	-	-
GPA Logistica	-	-	65	68	1	2	64	61	-	-
Bellamar	-	-	1	1	-	-	-	-	-	-
Associates
FIC	10	13	27	25	10	22	-	-	16	22
Other related parties
Greenyellow do Brasil Energia e Serviços Ltda(“Greenyellow”)	-	-	-	-	-	-	130	132	(7)	(11)
Casino Group	8	8	3	-	1	1	-	-	(2)	-
Others	-	-	1	1	-	-	-	-	-	-
Total	31	34	510	248	22	36	209	234	25	(7)

Companhia Brasileira de Distribuição

Notes to the interim financial information
March 31, 2020
(In millions of Brazilian reais, unless otherwise stated)

	Consolidated
	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Revenues (expenses)
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019

Controlling shareholders
Casino	-	-	4	5	1	-	-	24	(17)	(15)
Euris	-	-	-	-	-	-	1	1	(1)	(1)
Helicco Participações	-	-	-	-	-	-	-	-	-	(3)
Geant internacional	-	-	-	-	-	-	2	-	(2)	-
Associates
FIC	19	24	37	36	17	39	-	-	32	38
Puntos Colombia	-	-	13	28	-	-	35	43	(25)	-
Tuya	-	-	36	26	-	-	-	-	5	-
Other related parties
Greenyellow	-	-	-	-	-	-	132	134	(15)	(11)
Casino Group	12	12	9	8	-	1	21	13	(10)	-
Others		-	1	1	-	-	-	-	-	-
Total	31	36	100	104	18	40	191	215	(34)	8

Companhia Brasileira de Distribuição

Notes to the interim financial information
March 31, 2020
(In millions of Brazilian reais, unless otherwise stated)

12.   Investments in subsidiaries and associates

12.1. Consolidation basis

The detailed information on consolidation, have not changed significantly was presented in the annual financial statements for 2019, in note 12.1.

12.2.   Breakdown of investments

	Parent Company
	Sendas	Bellamar	CompreBem	Others	Total (*)

Balances at 12.31.2019	7,095	299	277	(306)	7,365
Share of profit of subsidiaries and associates	110	28	(9)	(85)	44
Dividends and interest of own capital	-	(12)	-	-	(12)
Stock options	2	-	-	-	2
Capital increase with property and equipment	57	-	-	6	63
Others movements	(11)	-	-	-	(11)
Share of other comprehensive income	549	-	-	(111)	438
Balances at 03.31.2020	7,802	315	268	(496)	7,889

	Sendas	Via Varejo	Bellamar	CompreBem	Others	Total (*)

Balances at 12.31.2018	4,091	-	207	75	(234)	4,139
Share of profit of subsidiaries and associates and associates	159	33	19	(8)	(46)	157
Dividends and interest on own capital	(50)	-	(9)	-	-	(59)
Stock options	2	1	-	-	-	3
Capital increase	-	-	-	142	-	142
Capital increase with property and equipment	67	-	-	-	-	67
Disposal os interest	-	(182)	-	-	(101)	(283)
Share of other comprehensive income	-	-	-	-	2	2
Assets held for sale and discontinued operations	-	148	-	-	101	249
Balances at 03.31.2019 - restated	4,269	-	217	209	(278)	4,417

(*) Includes the effects of on the provision for losses on investments in associates in Luxco of R$561 on March, 31 2020 (R$316 on March 31, 2019).

	Consolidated
	03.31.2020	03.31.2019
		Restated
Balances in the beginning of the period	363	(76)
Share of profit of associates – Continuing operations	(66)	(18)
Share of profit of associates – Discontinued operations	-	10
Share of other comprehensive income	(91)	2
Capital increase	12	-
Dividends and interest on own capital – continuing operations	(15)	(9)
Dividends and interest on own capital - discontinued operations	-	(3)
Assets held for sale and discontinued operations	-	(7)
Balances at the end of the period	203	(101)

Companhia Brasileira de Distribuição

Notes to the interim financial information
March 31, 2020
(In millions of Brazilian reais, unless otherwise stated)

12.3.  Sale of investment in Via Varejo

The Company concluded the sale process started on November 23, 2016, through an auction on June 14, 2019 held at B3 SA - Brasil, Bolsa, Balcão, for the price of R$4.90 reais per share, totaling R$2,300, in line with its long-term strategy of focusing on the development of the food sector. The gain from the sale of R$398, net of income tax of R$199 (see note 20) and related costs, was presented in the result of discontinued operations (see note 32).

The Company ceased to exercise control over Via Varejo during the month of June 2019. As of March 31, 2020, certain relationships previously existing between the Company and Via Varejo were in force when it was part of the Group and was a related party, mainly i) Guarantees and sureties granted by the Company to guarantee obligations in operational agreements under the responsibility of Via Varejo, with maturities and performance terms to be met by that company over time, in the amount of up to R $ 2 billion, with the Company and Via Varejo maintains discussions for the respective substitutions, as provided for in agreements signed between the parties, ii) Operational agreement on the use of GPA brands used by Via Varejo, iii) shareholdings held, respectively, by GPA, Via Varejo and Itaú Unibanco in Financeira Itaú CBD SA Credit, Financing and Investment (“FIC”), and iv) Maintenance of s guarantee obligations on the part of the Company regarding legal proceedings prior to the acquisition of Globex in 2010, as disclosed in Note 21.6, when Globex merged with Casas Bahia in the same year. Said guarantee obligation will continue as long as the processes covered by such guarantee have not ended.

13.    Business Combinations and Goodwil

Information regarding the business combination and goodwill was disclosed in the 2019 annual financial statements, in note 13.

13.1.    Acquisition of Almacenes Éxito - Colombia

On June 26, 2019, following a recommendation from the Company's controlling shareholder, it was presented to the GPA Board of Directors a transaction through which GPA launched a tender offer over the shares of Grupo Exito aiming at the simplification of the structure of the Casino in Latin America, a significant improvement in governance of the Company and an increase in the basis of potential investors.

The transactions under common control are not provided for in IFRS, Company evaluated the purpose of the transaction, which did not have a purpose of merely corporate reorganization, which have been treated at cost historically by the Company, but the acquisition of Éxito Group differed from a reorganization because it had a commercial substance, being carried out at market value validated by evaluation committees, involved a public offering launched by GPA, through its subsidiary Sendas Distribuidora SA (“Sendas”), to acquire, in cash, up to the totality of  Éxito’s shares, a listed company located in Colombia. Due to the economic substance, the Company has elected an accounting policy election and recorded this transaction as a business combination pursuant to CPC 15R/IFRS 3R.

The transaction also involved the acquisition by Casino of the Éxito’s indirect equity interest in GPA at the price of R$113 reais per share; and the migration of GPA to the Novo Mercado, B3's highest governance segment, with the conversion of all GPA preferred shares into common shares at a 1 to 1 ratio.

On July 23, 2019, a material fact informed that the Board of Directors of GPA, based on the favorable recommendation from the Special Independent Committee and within range of price originally endorsed by GPA's executive board, proposing that its operational subsidiary Sendas Distribuidora to launch a tender offer, in cash, to acquire up to all of the shares of Éxito, for the price of 18,000 Colombian pesos per share (equivalent to R$21.68 reais on the date of purchase).

Continuing the transaction, on September 12, 2019, the Board of Directors and the Éxito’s general shareholders' meeting approved the sale of its indirect equity interest in GPA to Casino in the terms disclosed.

Companhia Brasileira de Distribuição

Notes to the interim financial information
March 31, 2020
(In millions of Brazilian reais, unless otherwise stated)

Since in this transaction the Company was exposed to Colombian pesos (“COP”) during the tender offer period, on July 24, 2019, the financial committee approved the realization of a cash flow hedge, via NDFs (Non Deliverable Forward), to mitigate this exposure (see note 18).

On November 27, 2019, the tender offer was settled, and shareholders representing 96.57% of Éxito's capital stock accepted the terms proposed. This adhesion represented a disbursement by Sendas of 7,780 billion Colombian pesos, amount equivalent to R$9.5 billion (taking into account the exchange rate of December 31, 2019). On the same date, previously to the settlement of the tender offer, subsidiaries of Casino acquired all of the shares of GPA held directly and indirectly by Éxito for the price, net of debt, of US$1,161 million (equivalent to R$4.9 billion based on the exchange rate on the date of the transaction).

Context of the acquisition

Almacenes Éxito S.A. operates more than 650 stores in Colombia, Uruguay and Argentina, in addition to shopping centers, having also a significant investment in a loyalty and financial company, in addition to its own brands with successful participation.

The Company started to consolidate Éxito's as of December 1, 2019, when it obtained control of the company, consolidating one month of profit or losses in the Statement of operations. Net sales were R$2,151 in the month of December 2019 and net income was R$71. If Éxito had been consolidated as of January 1, 2019, the contribution to the statement of operations would have been R$18,388 on net sales and R$178 on net income from continuing operations.

Determination of the consideration transferred by the acquisition

The amounts were transferred in cash in the net amount of R$9,413 this amount is already net of cash flow hedge made to protect the exchange variation between Reais and Colombian pesos of part of the price between the beginning and the end of the offer in the amount of R$145, and dividends (R$42) related to the year of 2018 whose payment was scheduled for January 2020.

03.31.2020
Cash disbursement	9,268
Cash flow hedge adjustment	145
9,413
Dividends related to 2018	(42)
Total consideration transferred	9,371

Fair values of identifiable assets acquired and liabilities assumed

The fair values of identifiable acquired assets and liabilities acquired from Éxito, on the date of the business combination, are as follows:

Companhia Brasileira de Distribuição

Notes to the interim financial information
March 31, 2020
(In millions of Brazilian reais, unless otherwise stated)

Balance on 11.30.2019 after preliminary purchase price allocation
Assets:
Cash and cash equivalents	6,062
Trade receivables, net	416
Inventories, net	2,765
Recoverable taxes	477
Other current assets	342
Deferred income tax and social contribution	1,282
Related parties	137
Other noncurrent assets	112
Investments in associates	465
Investment properties	2,789
Property and equipment, net	6,954
Intangible assets, net	2,661
24,462

Liabilities:
Payroll and related taxes	283
Trade payables, net	4,545
Taxes and contributions payables	219
Borrowings and financing	2,546
Lease liabilities	277
Other current liabilities	998
Noncurrent borrowings and financing	2,060
Deferred income tax and social contribution	1,657
Provisions for contingencies	103
Noncurrent lease liabilities	1,540
Other noncurrent liabilities	28
14,256
Net assets	10,206
(-) Attributed to non-controlling shareholders	(2,522)
Net assets	7,684

a)      Tradename - The Company identified the main banners of Éxito operations, represented by the store formats operated in Colombia under the brands Surtimax, Super Inter, Éxito and Carulla, in Argentina Libertad brand and in Uruguay Disco. In addition it were evaluated the own brands for products as Éxito, Bronzini, and Carulla. Tradenames have an indefinite useful life.

b)      Investment properties and stores - Éxito Group has real estate assets operated through the rental of galleries and shopping mall activities. Such assets have high commercial relevance, located in privileged areas. Additionally, were evaluated a group of stores operated by Éxito that were considered significant.

c)      Investment Tuya – the Company evaluated Tuya shares at market value.

d)      Leases - Leases contracts were recalculated using the incremental borrowing rate at the date of acquisition.

The fair value of the interest of non-controlling shareholders was measured using the interest held by them, at fair value on the date of the business combination, as shown below:

03.31.2020
Total consideration transferred - 96.57%	9,371
Company at Fair value 100%	9,706
Non-controlling interest Fair value	335

Companhia Brasileira de Distribuição

Notes to the interim financial information
March 31, 2020
(In millions of Brazilian reais, unless otherwise stated)

Preliminary goodwill identified

As a result of: (i) measurement of the total consideration transferred by the acquisition Éxito control, (ii) measurement of the non-controlling interest, and (iii) measurement of identifiable assets and liabilities at fair value, the Company recorded goodwill, in the amount of R$1,687.

The goodwill for expected future profitability of R$1,687 arising from the acquisition consists mainly of synergies and economies of scale. Goodwill is not deductible for tax purposes, except on the sale of the investment and is shown below:

03.31.2020
Fair value of net assets acquired	10,206
(-) Attributed to non-controlling shareholders	(2,187)
8,019
Remaining non-controlling interest	(335)
7,684
Total consideration transferred for the acquisition of control of Éxito	9,371
Goodwill resulting from acquisition of the controlling interest of Éxito	1,687

During the first quarter of 2020, the Company continued the process of identifying intangible assets and liabilities in purchase price allocating, identifying other items whose information collection process, discussion with management and understanding of the Colombian market had not been completed until the disclosure date of this interim financial information. Among the assets we can mention mainly the added value of investments, the evaluation of the market value of real estate and the evaluation of the brand.

Goodwill is disclosed in the consolidated balance sheet in the subgroup of intangible assets. In the Sendas subsidiary, Éxito's direct parent company, goodwill is in the investment subgroup, in the same group of non-current assets.

14.   Investment property

The detailed information on property and equipment, have not changed significantly and was presented in the annual financial statements for 2019, in note 14.

Consolidated
	Balance at 12.31.2019	Additions	Depreciation	Assets held for sale and discontinued operations (*)	Balance at 03.31.2020

Land	533	-	-	36	569
Buildings	2.320	2	(13)	160	2.469
Construction in progress	10	4	-	1	15
Total	2,863	6	(13)	197	3,053

Companhia Brasileira de Distribuição

Notes to the interim financial information
March 31, 2020
(In millions of Brazilian reais, unless otherwise stated)

	Consolidated
	Balance at 03.31.2020			Balance at 12.31.2019
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Land	569	-	569	533	-	533
Buildings	2.597	(128)	2.469	2.412	(92)	2.320
Construction in progress	15	-	15	10	-	10
Total	3.181	(128)	3.053	2.955	(92)	2.863

15.   Property and equipment

The detailed information on intangible assets was presented in the annual financial statements for 2019, in note 15.

	Parent Company
	Balance at 12.31.2019	Additi-ons	Remeasu-rement	Depre-ciation	Write-offs	Transfers (*)	Balance at 03.31.2020

Land	904	-	-	-	-	(188)	716
Buildings	1,026	1	-	(9)	(1)	(132)	885
Leasehold improvements	2,091	26	-	(58)	(7)	(67)	1,985
Machinery and equipment	975	26	-	(43)	(6)	18	970
Facilities	249	1	-	(10)	(1)	(9)	230
Furniture and fixtures	377	17	-	(16)	-	3	381
Construction in progress	119	88	-	-	-	(127)	80
Others	33	4	-	(3)	-	(1)	33
Total	5,774	163	-	(139)	(15)	(503)	5,280

Lease – right of use:
Buildings	3,578	4	158	(104)	(15)	(4)	3,617
	3,578	4	158	(104)	(15)	(4)	3,617
Total	9,352	167	158	(243)	(30)	(507)	8,897

(*) Of this amount, R$402 are transfers to held for sale (see note 32), R$42 for intangibles and R$63 for capital increase with fixed assets (see note 12).

	Parent Company
	Balance at 12.31.2018	Additi-ons	Remeasu-rement	Depre-ciation	Write-offs	Transfers	Balance at 03.31.2019
							Restated

Land	991	-	-	-	-	(26)	965
Buildings	1,179	1	-	(11)	-	(16)	1,153
Leasehold improvements	2,033	2	-	(48)	-	54	2,041
Machinery and equipment	861	12	-	(41)	(20)	40	852
Facilities	275	6	-	(10)	-	-	271
Furniture and fixtures	357	6	-	(14)	(1)	14	362
Construction in progress	115	123	-	-	-	(152)	86
Others	32	4	-	(3)	-	(1)	32
Total	5,843	154	-	(127)	(21)	(87)	5,762

Lease – right of use:
Buildings	3,420	-	120	(96)	(17)	-	3,427
Equipment	1	-	-	-	-	-	1
	3,421	-	120	(96)	(17)	-	3,428
Total	9,264	154	120	(223)	(38)	(87)	9,190

Companhia Brasileira de Distribuição

Notes to the interim financial information
March 31, 2020
(In millions of Brazilian reais, unless otherwise stated)

	Parent Company
	Balance at 03.31.2020			Balance at 12.31.2019
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Land	716	-	716	904	-	904
Buildings	1,459	(574)	885	1,659	(633)	1,026
Leasehold improvements	3,755	(1,770)	1,985	3,859	(1,768)	2,091
Machinery and equipment	2,480	(1,510)	970	2,445	(1,470)	975
Facilities	556	(326)	230	582	(333)	249
Furniture and fixtures	1,010	(629)	381	992	(615)	377
Construction in progress	80	-	80	119	-	119
Others	146	(113)	33	143	(110)	33
Total	10,202	(4,922)	5,280	10,703	(4,929)	5,774

Lease – right of use:
Buildings	6,580	(2,963)	3,617	6,461	(2,883)	3,578
Equipment	37	(37)	-	37	(37)	-
	6,617	(3,000)	3,617	6,498	(2,920)	3,578
Total	16,819	(7,922)	8,897	17,201	(7,849)	9,352

Companhia Brasileira de Distribuição

Notes to the interim financial information
March 31, 2020
(In millions of Brazilian reais, unless otherwise stated)

Consolidated
	Balance at 12.31.2019	Additions	Remeasure-ment	Depreciation	Write-offs	Transfers (*)	Foreign Currency translation adjustment	Balance at 03.31.2020

Land	3,770	37	-	-	(99)	(304)	167	3,571
Buildings	3,210	22	-	(33)	(224)	(312)	118	2,781
Leasehold improvements	4,441	204	-	(104)	301	(90)	27	4,779
Machinery and equipment	2,281	65	-	(105)	(4)	18	36	2,291
Facilities	580	9	-	(18)	(10)	(24)	8	545
Furniture and fixtures	1,007	34	-	(46)	(2)	18	17	1,028
Construction in progress	275	151	-	-	-	(171)	9	264
Other	74	5	-	(7)	-	4	1	77
Total	15,638	527	-	(313)	(38)	(861)	383	15,336

Lease – right of use:
Buildings	7,023	131	265	(219)	(79)	-	92	7,213
Equipment	45	10	(6)	(3)	-	-	2	48
Land	3	-	-	-	-	-	-	3
	7,071	141	259	(222)	(79)	-	94	7,264
Total	22,709	668	259	(535)	(117)	(861)	477	22,600

(*) Of this amount, R$816 are transfers to held for sale (see note 32) and R$45 to intangibles.

Companhia Brasileira de Distribuição

Notes to the interim financial information
March 31, 2020
(In millions of Brazilian reais, unless otherwise stated)

Consolidated
	Balance at 12.31.2018	Additions	Remeasure-ment	Depreciation	Write-offs	Transfers	Assets held for sale and discontinued operations	Balance at 03.31.2019
								Restated

Land	1,366	21	-	-	-	(1)	-	1,386
Buildings	1,773	28	-	(15)	-	26	-	1,812
Leasehold improvements	3,843	73	-	(77)	(10)	89	(21)	3,897
Machinery and equipment	1,308	36	-	(61)	(19)	58	(21)	1,301
Facilities	501	13	-	(14)	(1)	6	(3)	502
Furniture and fixtures	595	22	-	(23)	(1)	25	(9)	609
Construction in progress	176	170	-	-	(1)	(228)	7	124
Other	59	9	-	(6)	-	5	(3)	64
Total	9,621	372	-	(196)	(32)	(20)	(50)	9,695

Lease – right of use:
Buildings	4,422	33	197	(120)	(37)	10	(41)	4,464
Equipment	9	-	-	(1)	-	-	-	8
	4,431	33	197	(121)	(37)	10	(41)	4,472
Total	14,052	405	197	(317)	(69)	(10)	(91)	14,167

Companhia Brasileira de Distribuição

Notes to the interim financial information
March 31, 2020
(In millions of Brazilian reais, unless otherwise stated)

	Consolidated
	Balance at 03.31.2020			Balance at 12.31.2019
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Land	3,571	-	3,571	3,770	-	3,770
Buildings	3,845	(1,064)	2,781	4,279	(1,069)	3,210
Leasehold improvements	7,472	(2,693)	4,779	7,065	(2,624)	4,441
Machinery and equipment	5,017	(2,726)	2,291	4,864	(2,583)	2,281
Facilities	1,042	(497)	545	1,065	(485)	580
Furniture and fixtures	2,302	(1,274)	1,028	2,196	(1,189)	1,007
Construction in progress	264	-	264	275	-	275
Other	268	(191)	77	256	(182)	74
	23,781	(8,445)	15,336	23,770	(8,132)	15,638

Lease – right of use:
Buildings	11,066	(3,853)	7,213	10,655	(3,632)	7,023
Equipment	132	(84)	48	128	(83)	45
Land	6	(3)	3	6	(3)	3
	11,204	(3,940)	7,264	10,789	(3,718)	7,071
Total	34,985	(12,385)	22,600	34,559	(11,850)	22,709

15.1.   Capitalized borrowing costs

The consolidated borrowing costs for the year ended March 31, 2020 were R$7 (R$4 for the year ended March 31, 2019). The rate used to determine the borrowing costs eligible for capitalization was 130.31% of the CDI (101.87 % of the CDI for the year ended March 31, 2019), corresponding to the effective interest rate on the Company’s borrowings.

15.2.   Additions to intangible assets for cash flow presentation purposes

	Parent Company		Consolidated
	03.31.2020	03.31.2019	03.31.2020	03.31.2019

Additions	167	154	668	405
Lease	(4)	-	(141)	(33)
Capitalized borrowing costs	(1)	(1)	(7)	(7)
Intangible assets financing - Additions	(195)	(121)	(492)	(284)
Intangible assets financing - Payments	276	162	597	414
Total	243	194	625	495

Companhia Brasileira de Distribuição

Notes to the interim financial information
March 31, 2020
(In millions of Brazilian reais, unless otherwise stated)

15.3. Other information

At March 31, 2020, the Company and its subsidiaries recorded in the cost of sales the amount of R$32 in the parent company (R$30 at March 31, 2019) and R$61 in consolidated (R$33 at March 31, 2019) related to the depreciation of machinery, buildings and facilities related to the distribution centers.

16.   Intangible assets

The detailed information on 16.    Intangible assets was presented in the annual financial statements for 2019, in note 16.

	Parent Company
	Balance at 12.31.2019	Additions	Amortization	Write-offs	Transfers	Balance at 03.31.2020

Goodwill	501	-	-	-	-	501
Commercial rightsl	47	-	-	-	-	47
Software and implementation	750	26	(31)	(1)	42	786
	1,298	26	(31)	(1)	42	1,334
Lease-right of use:
Right of use Paes Mendonça (*)	556	-	(8)	-	-	548
Software	55	-	(4)	-	-	51
	611	-	(12)	-	-	599
Total	1,909	26	(43)	(1)	42	1,933

	Consolidated
	Balance at 12.31.2019	Additions	Amorti-zation	Write-off	Foreign currency translation adjustment	Transfers	Balance at 03.31.2020

Goodwill	2,876	-	-	-	78	-	2,954
Brands	2,671	-	-	-	140	-	2,811
Commercial rights	167	-	-	-	1	1	169
Software	890	43	(40)	(1)	3	44	939
	6,604	43	(40)	(1)	222	45	6,873
Lease-right of use:
Right of use Paes Mendonça (**)	780	-	(11)	-	-	-	769
Software	56	1	(5)	-	-	-	52
	836	1	(16)	-	-	-	821
Total	7,440	44	(56)	(1)	222	45	7,694

(*) Related to leases and operations agreements of some stores. The Company has the contractual right to operate these stores for 30 years.

At the parent company, the accumulated cost balance on March 31, 2020 is R$3,586 (R$3,720 on December 31, 2019) and accumulated amortization R$1,653 (R$1,811 on December 31, 2019). In the consolidated, the balance of the accumulated cost on March 31, 2020 is R$9,815 (R$9,068 on December 31, 2019) and accumulated amortization R$2,121 (R$2,258 on December 31, 2019).

Companhia Brasileira de Distribuição

Notes to the interim financial information
March 31, 2020
(In millions of Brazilian reais, unless otherwise stated)

16.1.     Test for recovery of intangibles of indefinite useful life, including Goodwill

Goodwill and intangible assets were tested for impairment as of December 31, 2019 according to the method described in note 15 property and equipment, in the financial statements for the year ended  December 31, 2019.

The Company monitored the plan used to assess the impairment as of December 31, 2019 and has not observed any significant changes that would indicate the need to perform a new impairment test as of March 31, 2020. See considerations regarding the effects of the COVID-19 pandemic in note 1.2.

16.2.     Additions to intangible assets for cash flow presentation purposes:

	Parent Company		Consolidated
	03.31.2020	03.31.2019	03.31.2020	03.31.2019
		Restated		Restated

Additions	26	18	44	95
Intangible assets financing - Addition	-	-	-	(22)
Intangible assets financing - Payments	-	-	3	47
Total	26	18	47	120

Companhia Brasileira de Distribuição

Notes to the interim financial information
March 31, 2020
(In millions of Brazilian reais, unless otherwise stated)

17.   Borrowings and financing

The detailed information on borrowings and financing was presented in the annual financial statements for 2019, in note 18.

17.1.     Debt breakdown

		Parent Company		Consolidated
	Weighted average rate	03.31.2020	12.31.2019	03.31.2020	12.31.2019

Debentures and promissory note
Debentures and Certificate of Agribusiness Receivables (note 17.4)	135.66% of CDI	5,984	3,978	13,757	11,863
		5,984	3,978	13,757	11,863

Borrowings and financing
Local currency
BNDES	4.01% per year	4	4	25	27
Working capital	129.37% of CDI	511	509	1,013	1,008
Working capital	TR + 9.80 % per year	16	15	96	99
Swap contracts (note 17.7)	101.40% of CDI	(2)	(2)	(11)	(12)
Borrowing cost		(9)	(9)	(21)	(22)
		520	517	1,102	1,100
Foreign currency (note 17.5)
Working capital	USD + 2.99% per year	1,121	845	1,387	846
Working capital	IBR 3M + 2%	-	-	335	323
Working capital	IBR 3M + 4%	-	-	1,143	-
Credit letter		-	-	4	12
Swap contracts (note 17.7)	120.71% of CDI	(282)	(15)	(342)	(15)
Swap contracts (note 17.7)	IBR 3M + 2%	-	-	(25)	(19)
NDF Contracts - Derivatives		-	-	-	(1)
Borrowing cost		-	-	(1)	(1)
		839	830	2,501	1,145
Total		7,343	5,325	17,360	14,108

Current assets		282	45	433	73
Noncurrent assets		2	2	11	13
Current liabilities		3,068	2,016	5,571	3,488
Noncurrent liabilities		4,559	3,356	12,233	10,706

Companhia Brasileira de Distribuição

Notes to the interim financial information
March 31, 2020
(In millions of Brazilian reais, unless otherwise stated)

17.2. Changes in borrowings

	Parent Company	Consolidated
At December 31, 2019	5,325	14,108
Additions - working capital	1,989	3,310
Accrued interest	82	212
Accrued swap	(244)	(302)
Mark-to-market	-	(3)
Monetary and exchange rate changes	247	304
Borrowing costs	3	13
Interest paid	(56)	(262)
Payments	(3)	(58)
Swap paid	-	(1)
Liabilities related to assets held for sale and discontinued operations (note 31)	-	39
At March 31, 2020	7,343	17,360

	Parent Company	Consolidated
At December 31, 2018	4,561	5,286
Additions - working capital	1,299	2,734
Accrued interest	78	161
Accrued swap	7	9
Mark-to-market	-	(1)
Monetary and exchange rate changes	8	11
Borrowing costs	2	2
Interest paid	(70)	(148)
Payments	(369)	(1,624)
Swap paid	(1)	(4)
Liabilities related to assets held for sale and discontinued operations	-	13
At March 31, 2019 - Restated	5,515	6,439

17.3.     Maturity schedule of noncurrent borrowings and financing including derivatives recognized in non-current assets and liabilities

Year	Parent Company	Consolidated

From 1 to 2 years	2,561	4,720
From 2 to 3 years	1,504	3,657
From 3 to 4 years	3	2,837
From 4 to 5 years	169	512
After 5 years	335	560
Subtotal	4,572	12,286

Borrowing costs	(15)	(64)
Total	4,557	12,222

Companhia Brasileira de Distribuição

Notes to the interim financial information
March 31, 2020
(In millions of Brazilian reais, unless otherwise stated)

17.4.     Debentures, Promissory Note and Certificate of Agribusiness Receivables

				Date				Parent Company		Consolidated
	Type	Issue Amount	Outstanding debentures (units)	Issue	Maturity	Annual financial charges	Unit price (in reais)	03.31.2020	12.31.2019	03.31.2020	12.31.2019

14th Issue of Debentures – CBD	No preference	1,080	1,080,000	04/17/17	04/13/20	96.00% of CDI	1,020	1,102	1,091	1,102	1,091
15th Issue of Debentures – CBD	No preference	800	800,000	01/17/18	01/15/21	104.75% of CDI	1,009	807	821	807	821
16th Issue of Debentures – CBD (1st serie)	No preference	700	700,000	09/11/18	09/10/21	106% of CDI	1,002	702	712	702	712
16th Issue of Debentures – CBD (2nd serie)	No preference	500	500,000	09/11/18	09/12/22	107.4% of CDI	1,002	501	508	501	508
17th Issue of Debentures – CBD	No preference	2,000	2,000,000	01/06/20	01/06/23	CDI + 1.45% per year	1,013	2,026		2,026
4th Issue of Promissory Notes – CBD	No preference	800	800	01/10/19	01/09/22	105.75% of CDI	1,072,675	858	849	858	849
1th Issue of Promissory Notes – Sendas (1nd serie)	No preference	50	1	07/04/19	07/03/20	CDI + 0.72% per year	52,152,688	-	-	52	52
1th Issue of Promissory Notes – Sendas (2nd serie)	No preference	50	1	07/04/19	07/05/21	CDI + 0.72% per year	52,152,688	-	-	52	52
1th Issue of Promissory Notes – Sendas (3nd serie)	No preference	50	1	07/04/19	07/04/22	CDI + 0.72% per year	52,152,688	-	-	52	52
1th Issue of Promissory Notes – Sendas (4nd serie)	No preference	250	5	07/04/19	07/04/23	CDI + 0.72% per year	52,152,688	-	-	261	258
1th Issue of Promissory Notes – Sendas (5nd serie)	No preference	200	4	07/04/19	07/04/24	CDI + 0.72% per year	52,152,688	-	-	209	206
1th Issue of Promissory Notes – Sendas (6nd serie)	No preference	200	4	07/04/19	07/04/25	CDI + 0.72% per year	52,152,688	-	-	209	206
1th Issue of Debentures – Sendas (1nd serie)	No preference	2,000	2,000,000	09/04/19	08/20/20	CDI + 1.60% per year	486	-	-	972	1,001
1th Issue of Debentures – Sendas (2nd serie)	No preference	2,000	2,000,000	09/04/19	08/20/21	CDI + 1.74% per year	1,006	-	-	2,012	2,044
1th Issue of Debentures – Sendas (3nd serie)	No preference	2,000	2,000,000	09/04/19	08/20/22	CDI + 1.95% per year	1,006	-	-	2,012	2,046
1th Issue of Debentures – Sendas (4nd serie)	No preference	2,000	2,000,000	09/04/19	08/20/23	CDI + 2.20% per year	1,006	-	-	2,013	2,047
Borrowing cost								(12)	(3)	(83)	(82)
								5,984	3,978	13,757	11,863

Current liabilities								1,933	1,130	2,963	2,287
Noncurrent liabilities								4,051	2,848	10,794	9,576

Companhia Brasileira de Distribuição

Notes to the interim financial information
March 31, 2020
(In millions of Brazilian reais, unless otherwise stated)

17.5. Borrowings in foreign currencies

On March 31, 2020 GPA had loans in foreign currencies (US dollar and Colombian pesos) to strengthen its working capital, maintain its cash strategy, lengthening its debt profile and make investments.

17.6. Guarantees

The Company has signed promissory notes for some loan contracts.

17.7. Swap contracts

The Company use swap transactions for 100% of its borrowings denominated in US dollars and fixed interest rates, exchanging these obligations for Real linked to CDI (floating) interest rates. These contracts have the same debt due date and protect the interest and principal and are signed, with the same economic group. The weighted average annual rate of CDI in March 2020 was 5.44% (6.34% in March 31, 2019).

17.8. Financial covenants

In connection with the debentures and promissory notes and for a portion of borrowings denominated in foreign currencies, GPA is required to maintain certain debt financial covenants. These ratios are quarterly calculated based on consolidated financial statements of the Company prepared in accordance with accounting practices adopted in Brazil, as follows: (i) net debt (debt minus cash and cash equivalents and trade accounts receivable) should not exceed the amount of equity and (ii) consolidated net debt/EBITDA ratio should be lower than or equal to 3.25. At March 31, 2020, GPA was in compliance with these covenants.

17.9. Issuance of debentures

In the first quarter of 2020, occurred the 17th issue of simple debentures, not convertible into shares, in a single series with a nominal value of R$1,000 each, with a maturity of 3 years, in the total amount of R$2,000. Such resources will be used to strengthen working capital and extend the debt profile.

17.10.    Credit lines

On May 13, 2020 the Company has a pre-approved a credit line of R$250.

Companhia Brasileira de Distribuição

Notes to the interim financial information
March 31, 2020
(In millions of Brazilian reais, unless otherwise stated)

18.   Financial instruments

The detailed information on financial instruments was presented in the annual financial statements for 2019, in note 19.

The main financial instruments and their carrying amounts in the interim financial information, by category, are as follows:

	Parent Company		Consolidated
	Carrying amount		Carrying amount
	03.31.2020	12.31.2019	03.31.2020	12.31.2019

Financial assets:
Amortized cost
Related parties - assets	510	248	100	104
Trade receivables and other receivables	465	531	959	924
Others assets	-	-	55	51
Fair value through profit or loss
Cash and cash equivalents	2,321	2,863	6,152	7,954
Financial instruments – Fair value hedge	284	47	485	86
Others assets	-	-	2	2
Fair value through other comprehensive income
Trade receivables with credit card companies and sales vouchers	395	50	505	377
Others assets	-	-	23	19
Financial liabilities:
Other financial liabilities - amortized cost
Related parties -liabilities	(209)	(234)	(191)	(215)
Trade payables	(4.073)	(5.022)	(12.039)	(14.887)
Financing for purchase of assets	(53)	(127)	(133)	(231)
Debentures and promissory notes	(5.984)	(3.978)	(13.757)	(11.863)
Borrowings and financing	(506)	(503)	(2.498)	(1.347)
Lease liability	(4.911)	(4.921)	(8.881)	(8.667)
Fair value through profit or loss
Loans and financing (Hedge accounting)	(1,137)	(861)	(1,483)	(945)
Financial instruments – Fair Value Hedge	-	(30)	(80)	(47)
Disco del Uruguay put option (18.3)	-	-	(526)	(466)

The fair value of other financial liabilities detailed in table above approximates the carrying amount based on the existing terms and conditions. The borrowings and financing measured at amortized cost, the related fair values of which differ from the carrying amounts, are disclosed in note 18.3.

18.1. Considerations on risk factors that may affect the business of the Company and its subsidiaries

(i)      Capital risk management

The main objective of the Company’s capital management is to ensure that the Company sustains its credit rating and a well-defined equity ratio, in order to support businesses and maximize shareholder value. The Company manages the capital structure and makes adjustments taking into account changes in the economic conditions.

Companhia Brasileira de Distribuição

Notes to the interim financial information
March 31, 2020
(In millions of Brazilian reais, unless otherwise stated)

There were no changes as to objectives, policies or processes during the quarter ended on March 31, 2020. The capital structure is presented as follows:

	Parent Company		Consolidated
	03.31.2020	12.31.2019	03.31.2020	12.31.2019

Cash and cash equivalents	2,321	2,863	6,152	7,954
Financial instruments – Fair value hedge	284	17	405	39
Borrowings and financing	(7,627)	(5,342)	(17,738)	(14,155)
Other liabilities with related parties (*)	(117)	(124)	(117)	(124)
Net debt	(5,139)	(2,586)	(11,298)	(6,286)

Shareholders’ equity	(11,251)	(10,940)	(13,909)	(13,511)

Net debt to equity ratio	46%	24%	81%	47%

(*) Represents the trade payable to Greenyellow related purchase of equipment.

(ii)     Liquidity risk management

The Company manages liquidity risk through the daily analysis of cash flows, control of maturities of financial assets and liabilities.

The table below summarizes the payment flow of the Company’s financial liabilities as of March 31, 2020.

    a) Parent Company

	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	1,150	321	366	1,837
Debentures and promissory note	2,073	4,359	-	6,432
Derivative financial instruments	(263)	(2)	-	(265)
Lease liability	1,012	3,232	6,151	10,395
Trade payables	4,073	-	-	4,073
Total	8,045	7,910	6,517	22,472

b) Consolidated

	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	2,593	1,291	471	4,355
Debentures and promissory note	3,391	11,712	323	15,426
Derivative financial instruments	(385)	(16)	(3)	(404)
Lease liability	1,753	5,594	9,726	17,073
Trade payables	12,038	-	-	12,038
Total	19,390	18,581	10,517	48,488

Companhia Brasileira de Distribuição

Notes to the interim financial information
March 31, 2020
(In millions of Brazilian reais, unless otherwise stated)

(iii)          Derivative financial instruments

		Consolidated
		Notional value		Fair value
		03.31.2020	12.31.2019	03.31.2020	12.31.2019
Swap with hedge
Hedge object (debt)		1,158	955	1,483	944

Long position (buy)
Prefixed rate	TR+9.80% per year	127	127	96	99
US$ + fixed	USD+2.99% per year	1,031	828	1,387	846
		1,158	955	1,483	945
Short position (sell)
	119,17% of CDI	(1,158)	(955)	(1,130)	(917)

Hedge position - asset		-	-	353	57
Hedge position - liability		-	-	-	(29)
Net hedge position		-	-	353	28

Realized gains and losses and unrealized gains and losses on these contracts during the quarter ended on March 31, 2020 are recorded as financial income (expenses), net and the balance receivable at fair value is R$353 (balance payable of R$28 as of December 31, 2019), recorded in line item “Financial Instruments – Fair Value Hedge” in the assets and “Borrowings and financing” in the liabilities.

The effects of the fair value hedge recorded in the Statement of Operations for the period ended March 31, 2020 were a gain of R$302 (gain of R$4 as of March 31, 2019).

18.2. Sensitivity analysis of financial instruments

According to the Management’s assessment, the most probable scenario is what the market has been estimating through market curves (currency and interest rates) of B3, on the maturity dates of each transaction.

Therefore, in the probable scenario (I), there is no impact on the fair value of financial instruments. For scenarios (II) and (III), for the sensitivity analysis effect, according to CVM rules, a deterioration of 25% and 50% was taken into account, respectively, on risk variables, up to one year of the financial instruments.

For the probable scenario, weighted exchange rate was R$5.26 on the due date, and the weighted interest rate weighted was 3.23% per year.

In case of derivative financial instruments (aiming at hedging the financial debt), changes in scenarios are accompanied by respective hedges, indicating effects are not significant.

The Company disclosed the net exposure of the derivatives financial instruments, corresponding to financial instruments and certain financial instruments in the sensitivity analysis table below, to each of the scenarios mentioned.

Companhia Brasileira de Distribuição

Notes to the interim financial information
March 31, 2020
(In millions of Brazilian reais, unless otherwise stated)

			Market projection
Operations	Risk (CDI variation)	Balance at 03.31.2020	Scenario I	Scenario II	Scenario III

Fair value hedge of fixed rate	101.40% of CDI	(86)	(211)	(214)	(212)
Fair value hedge of exchange rate	120.71% of CDI	(1,044)	(1,102)	(1,108)	(1,111)
Debentures	135.66% of CDI	(12,738)	(13,191)	(13,304)	(13,418)
Debentures (2nd issue CRA)	96.00% of CDI	(1,102)	(1,145)	(1,155)	(1,166)
Bank loans	129.37% of CDI	(1.013)	(1,048)	(1,057)	(1,066)
Total borrowings and financing exposure		(15,983)	(16,697)	(16,838)	(16,973)

Cash and cash equivalents (*)	88.00% of CDI	3,238	3,346	3,373	3,400
Net exposure		(12,745)	(13,351)	(13,465)	(13,573)
Net effect - loss			(606)	(720)	(828)

(*) Weighted average

The Éxito Group's sensitivity test considers the economic environment in which the company operates. In scenario I, the observable rates are used. In scenario II it is considered on increase of 10% and in scenario III it is a decrease of 10%.

Scenario I: Reference Bank Index in Colombia (IBR) available 3.285%.

Scenario II: 0.3285% increase in IBR and for Libor at 90 days an increase of 0.14505%

Scenario III: 0.3285% decrease in IBR and for Libor at 90 days a decrease of 0.14505%

		Maket projection
Transactions	Balance 03.31.2020	Scenario I	Scenario II	Scenario III

Bank loans and swap	1,419	1,416	1,484	1,585

18.3.  Fair value measurements

The Company discloses the fair value of financial instruments measured at fair value and of financial instruments measured at amortized cost, the fair value of which differ from the carrying amount, in accordance with CPC 46 (“IFRS13”), which refer to the requirements of measurement and disclosure.

The fair values of cash and cash equivalents, trade receivables and trade payables are equivalent to their carrying amounts.

Companhia Brasileira de Distribuição

Notes to the interim financial information
March 31, 2020
(In millions of Brazilian reais, unless otherwise stated)

The table below presents the fair value hierarchy of financial assets and liabilities measured at fair value and of financial instruments measured at amortized cost, the fair value of which is disclosed in the financial statements:

	Carrying amount	Fair value
	03.31.2020	03.31.2020	Level
Financial assets and liabilities
Trade receivables with credit card companies and sales vouchers	505	505	2
Swaps of annual rate between currencies	342	342	2
Swaps of annual rate	101	101	2
Forward between Currencies	(25)	(25)	2
Cash flow hedge to receive dividends	(13)	(13)	2
Borrowings and financing (FVPL)	(1,483)	(1,483)	2
Borrowings and financing and debentures (amortized cost)	(16,255)	(15,613)	2
Disco Del Uruguay put option (*)	(526)	(526)	3
Total	(17,354)	(16,712)

(*) Non-controlling shareholders of Disco del Uruguay S.A. Éxito Group’s subsidiary have a exercisable put option based on a formula that uses data such as net income, EBITDA - earnings before interest, taxes, depreciation and amortization and net debt, in addition to fixed amounts determined in the contract and the exchange variation applicable for conversion to the functional currency. This put option was presented in “Acquisition of minority interest” in current liabilities.

There were no changes between the fair value measurements levels in the quarter ended on March 31, 2020.

Cross-currency and interest rate swaps and borrowings and financing are classified in level 2 since the fair value of such financial instruments was determined based on readily observable market inputs, such as expected interest rate and current and future foreign exchange rate.

Companhia Brasileira de Distribuição

Notes to the interim financial information
March 31, 2020
(In millions of Brazilian reais, unless otherwise stated)

18.4.  Consolidated position of derivative transactions

The Company and its subsidiaries have derivative contracts with the following financial institutions: Itaú BBA, Bradesco, Tokyo Bank, Scotiabank, Credit Agricole Corporate, Bogotá Bank, BBVA, BNP, BBVA, Davivenda, Bancolombia, HSBC and Corficolombia.

The consolidated position of outstanding derivative financial instruments are presented in the table below:

			Consolidated
Risk	Reference value	Due date	03.31.2020	03.31.2019

Debt
USD - BRL	US$ 210	2020	282	16
USD - BRL	US$ 50	2021	60	-
Interest rate - BRL	R$ 21	2026	2	2
Interest rate - BRL	R$ 106	2027	9	10

Dividends receivable
COP - USD	US$ 120	2020	3	-
USD - BRL	US$ 120	2020	(16)	-
Derivatives - Fair value hedge - Brazil			340	28

Debt
USD - COP	US$ 153	2020	30	20
USD - COP	US$ 3	2022	3	1
Interest rate - COP	COP 419,828	2020	(2)	(1)
Interest rate - COP	COP 126,879	2021	(2)	(1)
			29	19

Trade payables
EUR - COP	EUR 6	2020	3	-
USD - COP	USD 43	2020	33	(8)
			36	(8)

Derivatives – Éxito Group			65	11

Companhia Brasileira de Distribuição

Notes to the interim financial information
March 31, 2020
(In millions of Brazilian reais, unless otherwise stated)

19.   Taxes and contributions payable and taxes payable in installments

The detailed information on taxes and contributions payable and taxes payable in installments was presented in the annual financial statements for 2019, in note 20.

19.1. Taxes and contributions payable and taxes payable in installments

	Parent Company		Consolidated
	03.31.2020	12.31.2019	03.31.2020	12.31.2019

Taxes payable in installments - Law 11,941/09	331	354	332	355
Taxes payable in installments – PERT	159	162	159	162
ICMS	58	50	92	96
PIS and COFINS	3	4	6	7
Provision for income tax and social contribution	-	-	80	-
Withholding Income Tax	2	1	2	1
INSS	6	1	10	6
Other	5	7	23	60
Taxes – Éxito Group	-	-	293	220
	564	579	997	907

Current	216	203	648	531
Noncurrent	348	376	349	376

19.2. Maturity schedule of taxes payable in installments in noncurrent liabilities:

Parent Company and Consolidated
From 1 to 2 years	79
From 2 to 3 years	78
From 3 to 4 years	111
From 4 to 5 years	9
After 5 years	72
349

Companhia Brasileira de Distribuição

Notes to the interim financial information
March 31, 2020
(In millions of Brazilian reais, unless otherwise stated)

20.   Income tax and social contribution

20.1. Income tax and social contribution expense reconciliation

The detailed information on income tax and social contribution was presented in the annual financial statements for 2019, in note 21.

	Parent Company		Consolidated
	03.31.2020	03.31.2019	03.31.2020	03.31.2019
		Restated		Restated
Income before income tax and social contribution	(178)	110	(112)	151
Expense of income tax and social contribution at the nominal rate	45	(28)	13	(59)
Tax penalties	(3)	(3)	(2)	(3)
Share of profit of associates	11	39	(7)	(2)
Interest on own capital (*)	-	48	-	48
Tax benefits	-	2	3	6
Other permanent differences	1	(3)	2	(5)
Effective income tax and social contribution	54	55	9	(15)

Income tax and social contribution for the period:
Current	1	(8)	(93)	(109)
Deferred	53	63	102	94
Deferred income tax and social contribution expense	54	55	9	(15)
Effective rate	30.34%	-50.00%	8.04%	9.93%

CBD does not pay social contribution based on a final favorable court decision in the past, therefore its nominal rate is 25%.

(*) Effect of income tax on interest on own capital paid.

20.2. Breakdown of deferred income tax and social contribution

	Parent Company
	03.31.2020			12.31.2019
	Asset	Liability	Net	Asset	Liability	Net

Tax losses and negative basis of social contribution	236	-	236	140	-	140
Provision for risks	213	-	213	212	-	212
Goodwill tax amortization	-	(123)	(123)	-	(123)	(123)
Mark-to-market adjustment	-	(6)	(6)	-	(4)	(4)
Intangible, property and equipment	-	(156)	(156)	-	(149)	(149)
Unrealized gains with tax credits	-	(98)	(98)	-	(101)	(101)
Net leasing of the right to use	258	-	258	252	-	252
Other	12	-	12	58	-	58
Deferred income tax and social contribution assets (liabilities)	719	(383)	336	662	(377)	285

Compensation	(383)	383	-	(377)	377	-
Deferred income tax and social contribution assets (liabilities), net	336	-	336	285	-	285

Companhia Brasileira de Distribuição

Notes to the interim financial information
March 31, 2020
(In millions of Brazilian reais, unless otherwise stated)

	Consolidated
	03.31.2020			12.31.2019
	Asset	Liability	Net	Asset	Liability	Net

Tax losses and negative basis of social contribution	657	-	657	538	-	538
Provision for risks	343	-	343	321	-	321
Goodwill tax amortization	-	(600)	(600)	-	(604)	(604)
Mark-to-market adjustment	-	(5)	(5)	-	(7)	(7)
Intangible, property and equipment	-	(1,069)	(1,069)	-	(967)	(967)
Unrealized gains with tax credits	85	(313)	(228)	82	(322)	(240)
Net leasing of the right to use	376	-	376	353	-	353
Cash flow hedge	-	(90)	(90)	-	(80)	(80)
Other	68	-	68	100	-	100
Presumed tax on equity - Éxito	203	-	203	192	-	192
Deferred income tax and social contribution assets (liabilities)	1,732	(2,077)	(345)	1,586	(1,980)	(394)

Compensation	(1,311)	1,311	-	(1,232)	1,232	-
Deferred income tax and social contribution assets (liabilities), net	421	(766)	(345)	354	(748)	(394)

(*) Originating mainly from the added value of Éxito. See note nº13.

The Company estimates to recover these deferred tax assets as follows:

	Parent Company	Consolidated
Year
Up to one year	86	391
From 1 to 2 years	56	269
From 2 to 3 years	62	252
From 3 to 4 years	76	209
From 4 to 5 years	77	109
Above 5 years	362	502
	719	1,732

Companhia Brasileira de Distribuição

Notes to the interim financial information
March 31, 2020
(In millions of Brazilian reais, unless otherwise stated)

20.3. Changes in deferred income tax and social contribution

	Parent Company		Consolidated
	03.31.2020	03.31.2019	03.31.2020	03.31.2019
		Restated		Restated
At the beginning of the period	285	266	(394)	(225)
Effects on net income:
Expense for the period – continuing operations	53	63	102	94
Expense for the period – discontinued operations	-	-	-	(89)
Income tax related to OCI - discontinued operations	-	(16)	-	(16)
Effects on net equity:
Income tax on other comprehensive income - Continued operations	-	3	-	3
Income tax on other comprehensive income - Discontinued operations	-	-	-	16
Non-controlling interest transaction	-	(42)	-	(42)
Conversion currency adjustment	-	-	(52)	-
Assets held for sale and discontinued operations	-	-	-	73
Other	(2)	1	(1)	(1)
At the end of the period	336	275	(345)	(186)

21.  Provision for contingencies

Detailed information on the provision for legal claims was presented in the 2019 annual financial statements, in note 22.

The provision for contingencies is estimated by the Company’s management, supported by its legal counsel. The provision was recognized in an amount considered sufficient to cover probable losses.

21.1.    Parent Company

	Tax	Social security and labor	Civil and Regulatory	Total
Balance at December 31, 2019	617	236	87	940

Additions	12	32	16	60
Payments	(2)	(15)	(14)	(31)
Reversals	(11)	(16)	(9)	(36)
Monetary adjustment	1	7	5	13
Balance at March 31, 2020	617	244	85	946

	Tax	Social security and labor	Civil and Regulatory	Total
Balance at December 31, 2018	679	231	77	987

Additions	62	21	13	96
Payments	(1)	(8)	(7)	(16)
Reversals	(30)	(20)	(8)	(58)
Monetary adjustment	7	7	4	18
Balance at March 31, 2019	717	231	79	1,027

Companhia Brasileira de Distribuição

Notes to the interim financial information
March 31, 2020
(In millions of Brazilian reais, unless otherwise stated)

21.2.   Consolidated

	Tax	Social security and labor	Civil and Regulatory	Total
Balance at December 31, 2019	841	319	145	1,305

Additions	12	36	21	69
Payments	(2)	(16)	(24)	(42)
Reversals	(12)	(19)	(11)	(42)
Monetary adjustment	2	9	6	17
Foreign currency translation adjustment	4	1	1	6
Balance at March 31, 2020	845	330	138	1,313

	Tax	Social security and labor	Civil and Regulatory	Total
Balance at December 31, 2018	828	291	116	1,235

Additions	63	183	65	311
Payments	(1)	(151)	(37)	(189)
Reversals	(143)	(69)	(31)	(243)
Monetary adjustment	4	28	8	40
Liabilities related to assets held for sale and discontinued operations	112	11	(2)	121
Balance at March 31, 2019	863	293	119	1,275

21.3. Tax

As per prevailing legislation, tax claims are subject to monetary indexation, which refers to an adjustment to the provision based on tax to the indexation rates used by each tax jurisdiction. In all cases, both the interest charges and fines, when applicable, were computed and fully provisioned with respect to unpaid amounts.

The main provisioned tax claims are as follows:

ICMS

The Federal Supreme Court ("STF") on October 16, 2014 decided that ICMS taxpayers that trade products included in the “basked of food staples” have no right to fully utilize the ICMS credits. The Company, with the assistance of its legal counsel, decided to record a provision for this matter amounting to R$49 as of March 31, 2020 (R$50 as of December 31, 2019) since this claim was considered a “probable” loss. The amounts accrued represent Management’s best estimate of the probable cash disbursement to settle this claim. On May 9, 2019, the STF upheld the previous understanding and did not comply with the request for modulation of the effects of the decision. However, such a decision did not have a major impact on the Company's financial information, since the amount was already provisioned in its entirety.

Additionally, there are cases assessed by São Paulo State tax authorities related to the refund of ICMS over tax substitution without proper compliance with accessory tax obligations introduced by CAT Administrative Rule 17. Considering recent court decisions occurred in 2020, the Company accrued R$272 (R$268 in December 31, 2019) representing the best estimation of probable loss evaluated by management based on documentation evidence aspect of the claims.

Companhia Brasileira de Distribuição

Notes to the interim financial information
March 31, 2020
(In millions of Brazilian reais, unless otherwise stated)

         Supplementary Law 110/2001

The Company claims in court the eligibility to not pay the contributions provided for by Supplementary Law 110/2001, referring to the FGTS (Government Severance Indemnity Fund for Employees) costs. The accrued amount as of March 31, 2020 is R$97 (R$96 in December 31, 2019).

         Other contingent tax claims

Other tax claims remained, which, according to the analysis of its legal advisors, were provisioned by the Company. These refer to: (i) challenge on the non-application of the Accident Prevention Factor - FAP; (ii) challenge on the State Finance Department on the ICMS tax rate calculated on electric energy bills; (iii) undue credit (iv) no social charges on benefits granted to its employees, due to an unfavorable decision in the Court (v) other minor issues. The amount accrued for these matters as of March 31, 2020 is R$344 (R$349 as of December 31, 2019).

Éxito Group

The subsidiary Éxito and its subsidiaries discuss tax issues related to value added tax, property tax and industry and commerce taxes in the amount of R$81 on March 31, 2020 (R$78 as of December 31, 2019).

21.4. Labor

The Company and its subsidiaries are parties to various labor lawsuits mainly due to termination of employees in the ordinary course of business. At March 31, 2020, the Company recorded a provision of R$330 (R$319 as of December 31, 2019. Management, with the assistance of its legal counsel, assessed these claims and recorded a provision for losses when reasonably estimable, based on past experiences in relation to the amounts claimed.

21.5. Civil, regulatory and others

The Company and its subsidiaries are parties to civil lawsuits at several court levels (indemnities and collections, among others) and at different courts. The Company’s management records provisions in amounts considered sufficient to cover unfavorable court decisions, when its legal counsel considers the loss as probable.

Among these lawsuits, we point out the following:

•       The Company and its subsidiaries are parties to various lawsuits requesting the renewal of rental agreements and the review of the current rent paid. The Company recognizes a provision for the difference between the amount originally paid by the stores and the amounts claimed by the adverse party in the lawsuit, when internal and external legal counsel consider that it is probable that the rent amount will be changed by the company. As of March 31, 2020, the amount accrued for these lawsuits is R$65 (R$68 as of December 31, 2019), for which there are no escrow deposits.

Companhia Brasileira de Distribuição

Notes to the interim financial information
March 31, 2020
(In millions of Brazilian reais, unless otherwise stated)

•       The Company and its subsidiaries are parties to legal claims related to penalties applied by regulatory agencies, from the Federal, State and Municipal Administrations, among which includes Consumer Protection Agencies (Procon), National Institute of Metrology, Standardization and Industrial Quality (INMETRO) and Municipalities and some lawsuits involving contract terminations with suppliers. Company supported by its legal counsel, assessed these claims, and recorded a provision according to probable cash expending and estimative of loss .On March 31, 2020 the amount of this provision is R$25 (R$24 on December 31, 2019).

•       The subsidiary Éxito and its subsidiaries respond to certain lawsuits related to civil liability cases, lawsuits for rental conditions and other matters in the amount of R$12 on March 31, 2020 (R$17 on December 31, 2019).

•         In relation to the provisioned amounts remaining for other civil jurisdiction matters on March 31, 2020, it is R$36 (R$36 on December 31, 2019).

Total civil lawsuits and others as of March 31, 2020 amount to R$138 (R$145 as of December 31, 2019).

21.6. Non-accrued contingent liabilities

The Company has other litigations which have been analyzed by the legal counsel and considered as possible loss and, therefore, have not been accrued. The possible litigations updated balance without indemnization from shareholders is of R$10,959 as March 31, 2020 (R$10,829 in December 31, 2019), and are mainly related to:

•       INSS (Social Security Contribution) – GPA was assessed for non-levy of payroll charges on benefits granted to its employees, among other matters, for which possible loss amounts to R$455, as March 31, 2020 (R$453 as of December 31, 2019). The lawsuits are under administrative and court discussions.

•       IRPJ, withholding income tax - IRRF, CSLL, tax on financial transactions - IOF, withholding income tax on net income – GPA has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions, payment divergences and overpayments; fine for failure to comply with accessory obligations, among other less significant taxes. The amount involved is R$1,991 as of March 31, 2020 (R$1,055 as of December 31, 2019).

•       COFINS, PIS and IPI – the Company has been challenged about offsets of IPI credits acquired from third parties with a final and an-appeal over the decision, fine for failure to comply with accessory obligations, disallowance of COFINS and PIS credits, among others less significant taxes. These lawsuits await decision at the administrative and court levels. The amount involved in these assessments is R$1,028 in March 31, 2020 (R$2,022 as of December 31, 2019).

•         ICMS – GPA received tax assessment notices by the State tax authorities regarding: (i) utilization of electric energy credits; (ii) purchases from suppliers considered not qualified in the State Finance Department registry; (iii) levied on its own operation of merchandise purchase (own ICMS)) – article 271 of ICMS by-law; (iv) resulting from sale of extended warranty, (v) resulting from financed sales; and (vi) among other matters. The total amount of these assessments is R$6,842, as of March 31, 2020 (R$6,773 as of December 31, 2019), which await a final decision at the administrative and court levels.

Companhia Brasileira de Distribuição

Notes to the interim financial information
March 31, 2020
(In millions of Brazilian reais, unless otherwise stated)

•       Municipal service tax - ISS, Municipal Real Estate Tax (“IPTU”), rates, and others – these refer to assessments on withholdings of third parties, IPTU payment divergences, fines for failure to comply with accessory obligations, ISS and sundry taxes, in the amount of R$159 in March 31, 2020 (R$123 as of December 31, 2019), which await decision at the administrative and court levels.

•       Other litigations – these refer to administrative proceedings and lawsuits in which the Company claims the renewal of rental agreements and setting of rents according to market values and actions in the civil court, special civil court, Consumer Protection Agency - PROCON (in many States), Institute of Weights and Measure - IPEM, National Institute of Metrology, Standardization and Industrial Quality - INMETRO and National Health Surveillance Agency - ANVISA, among others, amounting to R$408 in March 31, 2020 (R$403 as of December 31, 2019).

•       The subsidiary Éxito and its subsidiaries have an amount of R$76 of lawsuits with probability of possible losses on March 31, 2020 (R$72 as of December 31,2019), mostly related to tax matters.

The Company has litigations related to challenges by tax authorities on the income tax payment, for which, based on management and legal assessment, the Company has the right of indemnization from its former and current shareholders, related to years from 2007 to 2013, under allegation that had improper deduction of goodwill amortizations. These assessments amount R$1,417 in March 31, 2020 (R$1,409 in December 31, 2019).

The Company is responsible for the legal processes of GLOBEX prior to the association with Casas Bahia (Via Varejo). As of March 31, 2020, the amount involved in tax proceedings is R$457 (R$484 as of December 31, 2019).

The Company engages external attorneys to represent it in the tax assessments, whose fees are contingent upon a percentage to be applied to the amount of success in the final outcome of these lawsuits. This percentage may vary according to qualitative and quantitative factors of each claim, and as of March 31, 2020 the estimated amount, in case of success in all lawsuits, is approximately R$195 (R$205 as of December 31, 2019).

21.7. Restricted deposits for legal proceedings

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made judicial deposits in the corresponding amounts, as well as escrow deposits related to the provision for legal proceedings.

	Parent Company		Consolidated
	03.31.2020	12.31.2019	03.31.2020	12.31.2019
Tax	165	172	235	242
Labor	436	424	487	474
Civil and other	36	43	72	79
Total	637	639	794	795

Companhia Brasileira de Distribuição

Notes to the interim financial information
March 31, 2020
(In millions of Brazilian reais, unless otherwise stated)

21.8.  Guarantees

	Consolidated
Lawsuits	Property and equipment		Letter of Guarantee		Total
	03.31.2020	12.31.2019	03.31.2020	12.31.2019	03.31.2020	12.31.2019

Tax	838	843	9,858	9,162	10,696	10,005
Labor	-	-	629	539	629	539
Civil and other	10	11	479	469	489	480
Total	848	854	10,966	10,170	11,814	11,024

The cost of guarantees (letters of guarantee and guarantee insurance) is approximately 0.55% per year of the amount of the lawsuits and is recorded as expense.

21.9. Deduction of ICMS from the calculation basis for PIS and COFINS

Since the adoption of the non cumulative regime to calculate PIS and COFINS, the Group has challenged the right to deduct ICMS taxes from the calculation basis for PIS and COFINS. On March 15, 2017, the Supreme Court ruled that ICMS should be excluded from the calculation basis of PIS and COFINS.

Since the decision of the Supreme Court on March 15, 2017, the proceedings have been brought forward by our legal advisors without any change in management's judgment, but without the final decision on the appeal filed by the prosecution. The Company and its advisors estimate that the decision on this appeal will not limit the right of the lawsuit filed by the Company, however, the elements of the lawsuit are still pending decision and do not allow the recognition of assets related to the credits to be raised since filing of the lawsuit in 2003. The subsidiaries that had the final and unappealable process recorded in 2019 the amount of R$368, of which R$176 in the financial result. The Company also estimates the potential value of the credits in the amount of R$1,198.

21.10.         Arbitration Península

On September 12, 2017, the Company received a notice from the Brazil-Canada Chamber of Commerce regarding a request for arbitration (“Proceeding”) filed by Banco Ourinvest S.A., a financial institution, in its capacity as fund manager and acting in the exclusively interest of the quotaholders of Fundo de Investimento Imobiliário Península ("Península and the “Proceeding").

The Proceeding aims to discuss the calculation of the rental fees and other operational matters related to the stores owned by Peninsula, which are under several lease agreements and contracts entered into between the Company and Peninsula during 2005 (the "Agreements"). The Agreements assure to CBD the rent of the stores for a period of twenty (20) years, which may be extended for an additional 20-year term, at CBD’s discretion, and rules the calculation of the rental fees.

The Proceeding refers to certain terms and conditions of the Agreements and does not affect the continuity of the leasing of the stores, which are contractually assured. The amounts on which the Company is exposed can not be determined with reasonable certainty based on the current stage of the arbitral process. Management assessed the arbitration as possible loss, based on the opinion provided by the external legal counsel.

Companhia Brasileira de Distribuição

Notes to the interim financial information
March 31, 2020
(In millions of Brazilian reais, unless otherwise stated)

22.  Lease liability

22.1.   Leasing obligations

The detailed information on leasing obligations were presented in the annual financial statements for 2019, in note 23.1.

Lease liability amounted to R$8,881 as of March 31, 2020 (R$8,667 as of December 31, 2019), as shown in the table below:

	Parent Company		Consolidated
	03.31.2020	12.31.2019	03.31.2020	12.31.2019

Lease liability –minimum rental payments:
Up to 1 year	504	533	920	937
1 - 5 years	1.669	1.663	2.999	2.936
Over 5 years	2.738	2.725	4.962	4.794
Present value of lease agreements	4.911	4.921	8.881	8.667

Future charges	5.484	5.466	8.192	8.007
Future value of lease agreements	10.395	10.387	17.073	16.674

The interest expense on lease liability is presented in note 28. The incremental interest rate of the Company and its subsidiaries at the date of signing of the agreements was 11.50% in the quarter ended March 31, 2020 (13.14% as of March 31, 2019).

22.2.   Movement of leasing liability

	Parent Company	Consolidated
At December 31, 2019	4,921	8,667
Additions	4	141
Remeasurement	158	259
Accrued interest	132	218
Payments	(274)	(425)
Anticipated lease contract closure	(22)	(86)
Transfer to subsidiary	(8)	-
Conversion currency adjustment	-	107
At March 31, 2020	4,911	8,881

Current	504	920
Noncurrent	4,407	7,961

Companhia Brasileira de Distribuição

Notes to the interim financial information
March 31, 2020
(In millions of Brazilian reais, unless otherwise stated)

	Parent Company	Consolidated
At December 31, 2018	4,670	5,787
Additions	-	33
Remeasurement	120	197
Accrued interest	133	262
Exchange and monetary variation	2	3
Payments	(263)	(536)
Anticipated lease contract closure	(22)	(45)
Liabilities related to assets held for sale and discontinued operations (note 31)	-	100
At March 31, 2019	4,640	5,801

Current	384	465
Noncurrent	4,256	5,336

22.3.   Lease expense on variable rents, low value assets and short-term agreements

	Parent Company		Consolidated
	03.31.2020	03.31.2019	03.31.2020	03.31.2019
Expenses (income) for the period:		Restated		Restated
Variable (0.1% to 4.5% of sales)	6	1	15	10
Sublease rentals (*)	(48)	(46)	(54)	(55)

(*) Refers to lease agreements receivable from commercial shopping malls.

23.   Deferred revenue

The deferred revenue recorded  by Company and its subsidiaries as a liability for the anticipation of amounts received from business partners on exclusivity in the intermediation of additional or extended warranty services, and the amounts for the rental of back lights for exhibition of products from its suppliers, they are recognized in the income for the year by proving the provision of service in the sale of these guarantees to business partners.

The detailed information on deferred revenue was presented in the annual financial statements for 2019, in note 24.

	Parent Company		Consolidated
	03.31.2020	12.31.2019	03.31.2020	12.31.2019

Future revenue agreement	15	10	15	10
Additional or extended warranties	15	16	15	16
Services rendering agreement - Allpark	9	9	9	9
Revenue from credit card operators and banks	22	42	61	84
Back lights	-	-	111	142
Gift Card	6	6	72	99
Others	-	1	32	31
	67	84	315	391
Current
Noncurrent	45	60	292	365
	22	24	23	26

Companhia Brasileira de Distribuição

Notes to the interim financial information
March 31, 2020
(In millions of Brazilian reais, unless otherwise stated)

24.   Shareholders’ equity

The detailed information on shareholders’ equity were presented in the annual financial statements for 2019, in note 25.

24.1.   Capital stock

The subscribed and paid-up capital as of March 31, 2020 is represented by 268,046 (267,997 as of December 31, 2019) thousands of registered shares with no par value. On March 2, the process of converting preferred shares into common shares was completed and GPA started trading on the Novo Mercado

The Company is authorized to increase its capital stock up to the limit of 400,000 thousands of shares, regardless of any amendment to the Company’s Bylaws, upon resolution of the Board of Directors, which will establish the terms and conditions.

At the Board of Directors’ Meetings held on February 19, 2020 and March 24, 2020, it was approved a capital increase of R$2 (R$32 on December 31, 2019) through the issuance of 48 thousands common shares (1,152 thousands of preferred shares on December 31,2019). On March 31, 2020, the capital stock is R$ 6,859 (R$ 6,857 on December 31, 2019).

Stock option plan for common shares current

				03.31.2020
				Number of options (in thousands)
Series granted	Grant date	1st date of exercise	Exercise price at the grant date	Granted	Exercised	Cancelled	Total in effect
Series B4	05/31/17	05/31/20	0.01	537	(223)	(55)	259
Series C4	05/31/17	05/31/20	56.78	537	(222)	(55)	260
Series B5	05/31/18	05/31/21	0.01	594	(129)	(40)	425
Series C5	05/31/18	05/31/21	62.61	594	(127)	(41)	426
Series B5	05/31/19	05/31/22	0.01	434	(5)	(19)	410
Series C5	05/31/19	05/31/22	70.62	331	(5)	(19)	307
				3,027	(711)	(229)	2,087

The changes of the quantity of exercised options, the weighted average of the exercise price, and the weighted average of the remaining term are presented at the chart below:

	Options	Weighted average of exercise price	Weighted average of remaining contractual term
	in thousands	R$
At December 31, 2019	2,153	30.25	1.50

Cancelled during the period	(10)	32.52
Exercised during the period	(56)	29.97
Outstanding at the end of the period	2,087	30.24	1.26
At March 31, 2020	2,087	30.24	1.26

The recorded amounts at the Parent Company and Consolidated’s statement of operations at the March 31, 2020 were R$6 (R$27 at the December 31, 2019).

Companhia Brasileira de Distribuição

Notes to the interim financial information
March 31, 2020
(In millions of Brazilian reais, unless otherwise stated)

24.2.   Other comprehensive income

Foreign exchange variation of investment abroad

Cumulative effect of exchange gains and losses on the translation of assets, liabilities and profit (loss) of Euros to Brazilian reais, corresponding to the investment in subsidiary Cnova N.V and Colombian pesos to Reais, corresponding to the investment by CBD Sendas in the subsidiary Éxito. The effect in the Parent Company was R$391 (R$151 on December 31, 2019).

25.   Revenue from the sale of goods and/or services

The detailed information on revenue from the sale of goods and/or services were presented in the annual financial statements for 2019, in note 26.

	Parent Company		Consolidated
	03.31.2020	03.31.2019	03.31.2020	03.31.2019
Gross sales
Goods	7,006	6,729	21,335	13,790
Services rendered	101	88	389	99
Sales returns and cancellations	(45)	(48)	(80)	(61)
	7,062	6,769	21,644	13,828

Taxes on sales	(559)	(533)	(1,962)	(1,119)
Net operating revenues	6,503	6,236	19,682	12,709

26.   Expenses by nature

The detailed information on expenses by nature were presented in the annual financial statements for 2019, in note 27.

	Parent Company		Consolidated
	03.31.2020	03.31.2019	03.31.2020	03.31.2019
		Restated		Restated

Cost of inventories	(4,527)	(4,120)	(14,887)	(9,515)
Personnel expenses	(703)	(806)	(1,703)	(1,208)
Outsourced services	(120)	(136)	(241)	(185)
Functional expenses	(307)	(294)	(731)	(429)
Selling expenses	(255)	(227)	(511)	(315)
Other expenses	(167)	(171)	(413)	(212)
	(6,079)	(5,754)	(18,486)	(11,864)

Cost of sales	(4,850)	(4,430)	(15,526)	(9,912)
Selling expenses	(1,079)	(1,139)	(2,459)	(1,683)
General and administrative expenses	(150)	(185)	(501)	(269)
	(6,079)	(5,754)	(18,486)	(11,864)

27.   Other operating expenses, net

The detailed information on other operating expenses, net were presented in the annual financial statements for 2019, in note 28.

Companhia Brasileira de Distribuição

Notes to the interim financial information
March 31, 2020
(In millions of Brazilian reais, unless otherwise stated)

	Parent Company		Consolidated
	03.31.2020	03.31.2019	03.31.2020	03.31.2019
		Restated		Restated

Tax installments and other tax risks	(25)	(22)	(32)	(18)
Restructuring expenses (*)	(132)	(13)	(197)	(13)
Losses on disposals of fixed assets	(7)	(15)	(28)	(18)
Income from finance lease	(1)	-	(16)	-
Total	(165)	(50)	(273)	(49)

(*) amounts related to restructuring expenses in Brazilian operations and expenses in the acquisition of Éxito Group.

28.      Financial income (expenses), net

The detailed information on financial income (expenses), net, net were presented in the annual financial statements for 2019, in note 29.

	Parent Company		Consolidated
	03.31.2020	03.31.2019	03.31.20120	03.31.2019
		Restated		Restated
Finance expenses:
Cost of debt	(86)	(81)	(176)	(93)
Cost of discounting receivables	(14)	(18)	(26)	(29)
Monetary restatement loss	(54)	(30)	(183)	(31)
Interest on lease liability	(130)	(130)	(212)	(163)
Other finance expenses	(17)	(15)	(31)	(22)
Total financial expenses	(301)	(274)	(628)	(338)

Financial income:
Income from short term investments	35	3	75	4
Monetary restatement gain	38	19	123	28
Other financial income	1	2	4	4
Total financial income	74	24	202	36

Total	(227)	(250)	(426)	(302)

The gains or losses on derivative financial instruments are recorded as cost of debt and disclosed in Note 18.

29.   Earnings per share

The information on earnings per share was presented in the annual financial statements for 2019, in note 30.

The table below presents the determination of net income available to holders of common shares and the weighted average number of common shares outstanding used to calculate basic and diluted earnings (loss) per share in each reporting period:

Companhia Brasileira de Distribuição

Notes to the interim financial information
March 31, 2020
(In millions of Brazilian reais, unless otherwise stated)

	03.31.2020	03.31.2019
		Restated
Basic numerator
Net income (loss) allocated to common shareholders – continued operations	(124)	136
Net income (loss) allocated to common shareholders - discontinued operations	(6)	(10)
Net income (loss) allocated to common shareholders	(130)	126

Basic denominator (millions of shares)
Weighted average of shares	268	267

Basic earnings (loss) per millions of shares (R$) – continued operations	(0.46307)	0.51010
Basic earnings (loss) per millions of shares (R$) - discontinued operations	(0.02241)	(0.03751)
Basic earnings (loss) per millions of shares (R$) - total	(0.48547)	0.47259

Diluted numerator
Net income (loss) allocated to common shareholders – continued operations	(124)	136
Net income (loss) allocated to common shareholders - discontinued operations	(6)	(10)
Net income (loss) allocated to common shareholders	(130)	126

Diluted denominator
Weighted average of shares (in millions)	268	267
Stock option	-	1
Diluted weighted average of shares (millions)	268	268

Diluted earnings (loss) per millions of shares (R$) – continued operations	(0.46307)	0.50827
Diluted earnings (loss) per millions of shares (R$) – discontinued operations	(0.02241)	(0.03751)
Diluted earnings (loss) per millions of shares (R$) – total	(0.48547)	0.47076

30.   Segment information

The information on segment information was presented in the annual financial statements for 2019, in note 31.

Management considers the following segments:

•       Food retail – includes the banners “Pão de Açúcar”, “Extra Hiper”, “Extra Supermercado” / “Mercado Extra”, “Minimercado Extra”, “Minuto Pão de Açúcar”, “Posto Extra, “Drogaria Extra” and “GPA Malls & Properties”.

•       Cash & Carry – includes the brand “ASSAÍ”.

•       Éxito Group - includes the company Éxito (Colômbia) and its subsidiaries Libertad (Argentina) and Disco Del Uruguay (Uruguay). Éxito operates the brands Surtimax, Super Inter, and Carulla.

The electronics and electronic commerce segments were sold and are presented as discontinued operations on March 31, 2019. The other businesses are composed of the results of James, Cheftime, Stix and Cnova N.V. Both segments are maintained in this note for purposes of reconciliation with the consolidated financial statements.

The eliminations of the result and balance sheet are presented within the segment itself.

The debentures for the acquisition of Éxito and the interest on them were considered in the Éxito Group, as well as other expenses related to the acquisition.

Information on the Company’s segments as of March 31, 2020 is included in the table below:

Companhia Brasileira de Distribuição

Notes to the interim financial information
March 31, 2020
(In millions of Brazilian reais, unless otherwise stated)

Description	Retail		Cash & Carry		Éxito Group		Assets held for sale and discontinued operations		Others businesses		Total
	03.31.2020	03.31.2019	03.31.2020	03.31.2019	03.31.2020	03.31.2019	03.31.2020	03.31.2019	03.31.2020	03.31.2019	03.31.2020	03.31.2019
		Restated		Restated		Restated		Restated		Restated		Restated

Net operating revenue	6,769	6,382	7,807	6,327	5,095	-	-	-	11	-	19,682	12,709
Gross profit	1,699	1,827	1,215	970	1,242	-	-	-	-	-	4,156	2,797
Depreciation and amortization	(262)	(234)	(114)	(91)	(166)	-	-	-	(1)	-	(543)	(325)
Share of profit of subsidiaries and associates	28	21	-	-	(29)	-	-	-	(65)	(39)	(66)	(18)
Operating income	88	213	322	279	(9)	-	-	-	(87)	(39)	314	453
Net financial expenses	(228)	(257)	(64)	(45)	(134)	-	-	-	-	-	(426)	(302)
Profit(loss) before income tax and social contribution	(140)	(44)	258	234	(143)	-	-	-	(87)	(39)	(112)	151
Income tax and social contribution	41	62	(85)	(76)	51	-	-	-	2	(1)	9	(15)
Net income (loss) for continued operations	(99)	18	173	158	(92)	-	-	-	(85)	(40)	(103)	136
Net income (loss) for discontinued operations	(6)	(38)	-	-	-	-	-	92	-	-	(6)	54
Net income (loss) of year end	(105)	(20)	173	158	(92)	-	-	92	(85)	(40)	(109)	190

	03.31.2020	12.31.2019	03.31.2020	12.31.2019	03.31.2020	12.31.2019	03.31.2020	12.31.2019	03.31.2020	12.31.2019	03.31.2020	12.31.2019
Current assets	8,766	8,002	5,162	5,290	6,667	6,590	-	-	46	10	20,641	19,892
Noncurrent assets	15,594	15,568	7,497	7,475	15,818	15,030	-	-	51	26	38,960	38,099
Current liabilities	9,560	11,557	3,260	4,317	9,540	7,252	-	-	62	9	22,422	23,135
Noncurrent liabilities	11,199	9,725	2,980	2,295	9,088	9, 324	-	-	3	1	23,270	21,345
Shareholders' equity	3,601	2,288	6,419	6,153	3,857	5,044	-	-	32	26	13,909	13,511

Companhia Brasileira de Distribuição

Notes to the interim financial information
March 31, 2020
(In millions of Brazilian reais, unless otherwise stated)

The Company and its subsidiaries operate primarily as a retailer of food, clothing, home appliances and other products. Total revenues are composed of the following brands:

	03.31.2020	03.31.2019
Assai	7,807	6,327
Extra / Compre Bem	3,935	3,787
Pão de Açúcar	1,769	1,636
Proximidade	368	292
Éxito Group	5,095	-
Stations / Drugstores / Delivery	697	662
Other business	11	5
Total net operating revenue	19,682	12,709

31.   Non cash transactions

During the quarter ended March 31, 2020, the Company had transactions that did not represent cash disbursements and, therefore, were not presented in the cash flow statements, as follows:

•       Purchase of fixed assets not paid yet as note 15.2;

•       Purchase of intangible assets not paid yet as per note 16.2;

•       Deferred income tax as per note 20;

•       Additions of provisions for contingencies as per note 21.

32.   Non current assets held for sale and discontinued operations

32.1.   Ongoing transaction to dispose of Via Varejo subsidiary

The detailed information about assets held for sale and discontinued operations were presented in the annual financial statements of 2019, in note 33.

Parent Company	03.31.2020	12.31.2019

Property/lands held for sale	574	171
Total	574	171

Consolidated	03.31.2020	12.31.2019

Property/lands held for sale	983	171
Éxito real estate enterprises	51	47
Total	1,034	218

The company and subsidiaries entered into a sale leaseback agreement, as detailed in note 1.3. The variation in the period is exclusively due to the signing of this contract.

As disclosed in notes 12.3, on June 14, 2019, the sale of Via Varejo S.A. (“VV”) was concluded, the date on which control of the subsidiary was exercised by its new controlling shareholders.

Below is Via Varejo's summary cash flow statement:

Companhia Brasileira de Distribuição

Notes to the interim financial information
March 31, 2020
(In millions of Brazilian reais, unless otherwise stated)

Cash flow:	03.31.2019
Restated

Cash flow provided by (used in) operating activities	(1,935)
Net cash provided by (used in) investing activities	(167)
Net cash provided by (used in) financing activities	(313)
Cash variation in the period	(2,415)

Income statement:

The breakdown of profit from discontinued operations presented in the consolidated income statement of the Company is as follows:

	03.31.2020	03.31.2019
		Restated

Net operating revenue	-	6,330
Profit before income tax and social contribution	-	187
Income tax and social contribution	-	(87)
Profit for the period	-	100

Other results from discontinued operations	(6)	(46)
Profit from discontinued operations presented in the consolidated income statement of the Company	(6)	54

Attributable:
Controlling shareholders of the Company	(6)	(10)
Participation of non-controlling shareholders	-	64

Additionally a reclassification was made of incurred costs on Parent Company basically related to indemnity costs of contingences form prior periods to acquisition, paid to Via Varejo. Under IFRS 5, such costs were reclassified to discontinued activities in the amount of R$6 on March 31, 2019 (R$46 on March 31, 2019).

33.   Subsequent events

33.1.   Payment of dividends

The Company, in the Ordinary and Extraordinary General Shareholders' Meeting held on April 23, approved the distribution of dividends for the period from April 1, 2019 to December 31, 2019, in the amount of R$156. This amount corresponds to R$0.582024107 per common share and was imputed to the minimum mandatory dividend for the year 2019, said payment will be made on June 15, 2020.

33.2.   National currency loan agreement

On April 24, 2020 Sendas and CBD entered into a loan agreement in national currency in the amount of R$250 each, totaling R$500. The contracts mature on April 25, 2022 and pay annual interest.

33.3.   Receipt of dividends Éxito

In April, Sendas received approximately R$1.2 billion in dividends from Éxito, which will be fully used to amortize the debt for the acquisition of Éxito

Other information deemed as relevant by the Company

Shareholder position - 03/31/2020

SHAREHOLDERS 'POSITION OF THE COMPANY'S CONTROLLERS, UP TO THE LEVEL OF INDIVIDUAL
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (Publicly held company)					Shareholding at 03/31/2020 (In units) Total
Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
Wilkes Participações S/A	94,019,178	35.0758%	0	0.00%	94,019,178	35.0758%
Jean-Charles Naouri*	1	0.0000%	0	0.00%	1	0.0000%
Geant International BV*	9,423,742	3.5157%	0	0.00%	9,423,742	3.5157%
Segisor*	5,600,050	2.0892%	0	0.00%	5,600,050	2.0892%
Casino Guichard Perrachon*	2	0.0000%	0	0.00%	2	0.0000%
King LLC*	852,000	0.3179%	0	0.00%	852,000	0.3179%
Helicco Participações Ltda.	581,600	0.2170%	0	0.00%	581,600	0.2170%
BlackRock, Inc.*	17,767,984	6.6287%	0	0.00%	17,767,984	6.6287%
Board of Directors	563,805	0.2103%	0	0.00%	563,805	0.2103%
Board	190,554	0.0711%	0	0.00%	190,554	0.0711%
Treasury Shares	239,060	0.0892%	0	0.00%	239,060	0.0892%
Others	138,807,747	51.7851%	0	0.00%	138,807,747	51.7851%
Total	268,045,722	100.00%	0	0.00%	268,045,722	100.00%
(*) Non-resident company.

DISTRIBUTION OF THE SOCIAL CAPITAL OF THE LEGAL ENTITY (SHAREHOLDER OF THE COMPANY), UP TO THE LEVEL OF THE INDIVIDUAL
WILKES PARTICIPAÇÕES S.A					Shareholding (In units)
Shareholder/Quotaholder	Common Shares		Preferred Shares		Total
	Number	%	Number	Number	%	Number
Casino Guichard Perrachon*	2	0.00%	0	0.00%	2	0.00%
Segisor*	223,698,566	100.00%	0	0.00%	223,698,566	100.00%
Treasury Shares	0	0.00%	0	0.00%	0	0.00%
TOTAL	223,698,568	100.00%	0	0.00%	223,698,568	100.00%
(*) Non-resident company.

DISTRIBUTION OF THE SOCIAL CAPITAL OF THE LEGAL ENTITY (SHAREHOLDER OF THE COMPANY), UP TO THE LEVEL OF THE INDIVIDUAL
SEGISOR					Shareholding (In units)
QUOTAHOLDER	QTD QUOTAS	%	AÇÕES PN	%	Quantidade	%
Casino Guichard Perrachon*	1,774,479,284	100.00%	0	0.00%	1,774,479,284	100.00%
Equitis Gestion*	2	0.00%	0	0.00%	2	0.00%
TOTAL	1,774,479,286	100.00%	0	0%	1,774,479,286	100.00%

Other information deemed as relevant by the Company

DISTRIBUTION OF THE SOCIAL CAPITAL OF THE LEGAL ENTITY (SHAREHOLDER OF THE COMPANY), UP TO THE LEVEL OF THE INDIVIDUAL
ONPER INVESTIMENTOS 2015 S.L.					Shareholding (In units)
SHAREHOLDER	AÇÕES ON	%	AÇÕES PN	%	Number	%
ALMANACENES ÉXITO S.A.*	3,000	100.00%	0	0.00%	3,000	100.00%
TOTAL	3,000	100.00%	0	0.00%	3,000	100.00%

DISTRIBUTION OF THE SOCIAL CAPITAL OF THE LEGAL ENTITY (SHAREHOLDER OF THE COMPANY), UP TO THE LEVEL OF THE INDIVIDUAL
ALMANACENES ÉXITO S.A.					Posição em (em unidades)
SHAREHOLDER*	AÇÕES ON	%	AÇÕES PN	%	Quantidade	%
Sendas	432.256.668	96.57%	0	0.00%	432.256.668	96.57%
Minority	15.347.648	3.43%	0	0.00%	15.347.648	3.43%
TOTAL	447.604.316	100.00%	0	0.00%	447.604.316	100.00%

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDINGSHARES					Shareholding at 03/31/2020 (In units) Total
Shareholder	Common Shares		Preferred Shares
	Number	%	Number	Number	%	Number
Controlling parties	110,476,573	41.22%	-	-	110,476,573	41.22%

Management
Board of Directors	563,805	0.21%	-	-	563,805	0.21%
Board of Executive Officers	190,554	0.07%	-	-	190,554	0.07%

Treasury Shares	239,060	0.09%	-	-	239,060	0.09%

Other Shareholdersas	156,575,731	58.41%	-	-	156,575,731	58.41%

Total	268,045,722	100.00%	-	-	268,045,722	100.00%

Outstanding Shares	157,330,090	58.70%	-	-	157,330,090	58.70%

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDINGSHARES					Shareholding at 03/31/2019 (In units) Total
Shareholder	Common Shares		Preferred Shares
	Number	%	Number	Number	%	Number
Controlling parties	99,619,230	99.94%	10,857,343	6.49%	110,476,573	41.40%

Management
Board of Directors	-	0.00%	501,023	0.30%	501,023	0.19%
Board of Executive Officers	-	0.00%	39,755	0.02%	39,755	0.01%

Treasury Shares	-	0.00%	232,586	0.14%	232,586	0.09%

Other Shareholdersas	60,621	0.06%	155,543,024	93.04%	155,603,645	58.31%

Total	99,679,851	100.00%	167,173,731	100.00%	266,853,582	100.00%

Outstanding Shares	60,621	0.06%	156,083,802	93.37%	156,144,423	58.51%

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 14, 2020	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Christophe José Hidalgo Name: Christophe José Hidalgo Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.